January 16, 2024

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anu Dubey, Senior Counsel

Re:	HPS Corporate Capital Solutions Fund - Form 10

File No. 000-56614

Dear Ms. Dubey:

On behalf of HPS Corporate Capital Solutions Fund (the “Fund,” or the “Private BDC”), which intends to file an election to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), we are providing the following responses to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) via e-mail correspondence on December 20, 2023, relating to the initial filing of the above-referenced registration statement of the Fund filed on Form 10 (the “Registration Statement”) with the Commission on November 24, 2023, pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), through the Commission’s electronic data gathering, analysis and retrieval system (“EDGAR”).

Together with this response, the Fund has filed an amended Registration Statement on EDGAR. For convenience of reference, the Staff’s comments have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the amended Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the amended Registration Statement.

REGISTRATION STATEMENT

Explanatory Note (page 1)

1. The first sentence of the fifth paragraph states that the Fund intends to file an election to be regulated as a BDC under the 1940 Act. Please disclose when this election will be made.

Response: The Fund currently intends to make the election prior to the Initial Closing.

2. In the sixth paragraph, please reformat the introductory sentence and bulleted risk factors so that they appear in bold font. Please also consider disclosing these bulleted risk factors immediately above the signature line in the Fund’s subscription agreement.

Response: The requested change has been made to the Registration Statement. The Fund respectfully declines to make the requested change to the subscription agreement to remain consistent with subscription agreements of similarly situated BDCs.

Item 1. Business – (c) Description of Business – General (pages 4 – 6)

3. The fourth paragraph of this section describes the Merger. Please respond to the following comments regarding the Merger. We may have more comments after reviewing your response.

a.

Explain to us why it is anticipated that the Fund will merge into an affiliated publicly offered non-traded BDC having the same investment adviser, substantially the same investment objectives and policies as the Fund and the same management and advisory fees as the Fund, in lieu of the Fund itself registering its shares under the Securities Act of 1933 (the “Securities Act”). Your response should discuss the benefits and costs to investors from investing in the Fund rather than investing directly in the Non-Traded BDC (as defined below).

Response: Although the current expectation is that the Fund will merge into a continuously offered BDC that offers periodic liquidity to shareholders (the “Non-Traded BDC”), the Fund and the Non-Traded BDC are two separate vehicles that will conduct two different offerings, and there is no guarantee that the Merger will occur. Accordingly, HPS believes it is beneficial to register the vehicle separately. The primary benefit of converting the Private BDC into the Non-Traded BDC through the Merger rather than by registering the Private BDC’s shares is that it permits the registration process for the Non-Traded BDC to proceed through the state securities regulator review process and the Commission’s review process concurrently with and independently from the operations, distribution and offering of the Private BDC without complicating or disrupting the latter. For example, the states typically have comments (which are often inconsistent, novel and/or unanticipated) on a registrant’s charter documents, offering materials and service provider agreements, which may require amendments thereto (potentially implicating shareholder approval to the extent the fund has shareholders), and therefore bifurcating the two registration statement/offering processes potentially makes addressing such state regulator comments more efficient and less costly. The costs relating to drafting and filing any documents relating directly to the Merger and any incremental legal costs associated with organizing the Non-Traded BDC will be borne by HPS, and not the Fund. In addition, as noted, shareholders of the Fund may benefit from avoiding certain incremental costs associated with having to amend Fund offering materials, agreements and charter documents (including, potentially, costs relating to obtaining shareholder approval) in response to state comments.

b.	Disclose the name of the Non-Traded BDC.

Response: The name of the Non-Traded BDC that is expected to acquire the Fund is HPS Corporate Capital Solutions BDC.

c.	Provide a legal analysis of how the Merger will comply with Section 57 of the 1940 Act.

Response: Given that both the acquiring fund and the acquired fund will be BDCs at the time of the Merger, the Merger is currently expected to be conducted in compliance with Rule 17a-8 under the 1940 Act in all respects and to not require shareholder approval because the BDCs will have the same fundamental investment policies, materially similar investment advisory agreements, including with respect to advisory and incentive fees, the same boards of trustees, including the trustees who are not interested persons of the BDCs, and any distribution fees authorized to be paid by the acquiring fund with respect to a particular share class pursuant to a plan adopted pursuant to Rule 12b-1 under the 1940 Act will be no greater than any distribution fees authorized to be paid by the acquired fund with respect to the corresponding share class under such a plan.

d.

Provide to us further details regarding the Merger including the specific expected timing of the Merger, any future filings the Fund intends to make with respect to the Merger, the material terms of the Merger, including the basis for approval of the Merger by the Fund’s board of trustees.

Response: The timing of the Merger will depend on a variety of circumstances, including, without limitation, the registration statement process, the Adviser’s views on the relevant investor base and demand and general market outlook. The Merger is currently expected to be structured as a NAV-for-NAV merger in which each holder of the Private BDC’s common shares will receive as merger consideration the right to receive shares of the Non-Traded BDC with an equal NAV. The Non-Traded BDC’s board of trustees and the Private BDC’s board of trustees (the “Board”) will review whether participation in the Merger is in the best interests of such company’s existing shareholders and whether the interests of existing shareholders will not be diluted as a result of the Merger. The Merger is expected to be consummated prior to the consummation of any sales pursuant to such registration statement. If the Merger does not occur and no shares have been purchased in the offering pursuant to the Non-Traded BDC’s registration statement, it is currently expected that the Adviser would recommend that the board of the Non-Traded BDC wind down and/or liquidate and dissolve the Non-Traded BDC in an orderly manner; however, depending on the circumstances, the board may determine, in consultation with the Adviser, that the Non-Traded BDC should nonetheless commence investment operations and proceed with its offering. The Fund and Non-Traded BDC will determine which filings are needed depending on the specific circumstances at the time of the Merger and confirm that all filings will be made in accordance with the 1940 Act, Securities Act and Exchange Act.

The Merger is expected to be structured with the intent to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Assuming the Merger qualifies as a tax-free reorganization within the meaning of Section 368(a) of the Code, then, as a general matter (and subject to certain exceptions): no gain or loss will be recognized by the Fund, the Non-Traded BDC or their respective shareholders as a result of the Merger; the holding period and adjusted tax basis of the common shares of the Non-Traded BDC received by a holder of Common Shares of the Fund will be the same as the holding period and adjusted tax basis of such holder’s Common Shares of the Fund immediately prior to the Merger; and the Non-Traded BDC will have a holding period and adjusted tax basis in each asset that is transferred to it by the Fund pursuant to the Merger that is equal to the Fund’s holding period and adjusted tax basis in such asset immediately prior to the Merger.

e.

Explain to us whether the Non-Traded BDC could have otherwise purchased the investments held by the Fund. For example, does the Non-Traded BDC have available capital to purchase the Warehouse Investments itself? Does the Non- Traded BDC’s governing legal documents permit it to purchase these investments? Would any such purchase be permitted under the relevant provisions of the 1940 Act, including Section 57? Is the Fund being used in any way to benefit the Non-Traded BDC?

Response: Once operational, the Non-Traded BDC will be eligible in all respects to hold the assets that are acquired by the Private BDC, including the Warehouse Investments, as it will have the same investment strategies, restrictions and guidelines, be subject to the same regulatory limitations under the 1940 Act and have materially similar charter documents and service provider agreements, except for certain requirements by the states that are not expected to implicate the types of investments the Fund or the Non-Traded BDC holds. Although the Non-Traded BDC does not currently have any capital at this time, it would be eligible to purchase the Warehouse Investments using the same method that is expected to be used by the Fund and disclosed in the Registration Statement, which will be done in accordance with Section 57 and other applicable provisions of the 1940 Act. Other than as noted above with respect to the administrative and regulatory advantages of bifurcating the registration and offering processes, the Fund is not being used in any way to benefit the Non-Traded BDC.

4. The second sentence states that the Fund is non-diversified. Please disclose the implications of being non-diversified.

Response: The Fund has revised the relevant language as follows:

“HPS Corporate Capital Solutions Fund (“HCAP”, the “Fund” or “we”) is a Delaware statutory trust formed on August 10, 2023. We are a non-diversified, closed-end management investment company that intends to elect to be regulated as a BDC under the 1940 Act. We also intend to elect to be treated as a RIC under the Code. As a non-diversified investment company within the meaning of the 1940 Act, the Fund is not limited by the 1940 Act with respect to the proportion of its assets that it may invest in securities of a single issuer. We are externally managed by the Adviser, a wholly-owned subsidiary of HPS.”

5. The fourth paragraph states that the Fund will invest at least 80% of its total assets (net assets plus borrowings for investment purposes) in capital investments issued by corporate issuers. Please disclose what “capital investments” are for purposes of this 80% investment policy. Also, please revise this disclosure to either base the 80% policy on “total assets” or, alternatively, on “net assets plus borrowings for investment purposes” as such terms represent different amounts.

Response: The Fund has revised the relevant language as follows:

“Under normal circumstances, we will invest at least 80% of our ~~total assets (~~net assets plus borrowings for investment purposes~~)~~ in capital instruments (securities throughout the capital structure of a company) issued by corporate issuers (including loans, notes, bonds and other corporate debt or equity securities).”

Item 1. Business – (c) Description of Business – Competitive Advantage (pages 7 – 9)

6. In the first bullet point on page 8, please disclose in plain English what each of “private equity style diligence,” “non-sponsor channels” and “LBO-related” mean.

Response: The Fund has revised the relevant language as follows:

“Diversified Sourcing Approach. HPS believes its diversified sourcing approach sets its platform apart from many of its peers. While the vast majority of peers focus their sourcing almost exclusively on financial sponsors and lending to businesses controlled by them, HPS has built an extensive sourcing network, inclusive of direct relationships with management teams across a breadth of private and public companies, investment and commercial banks, debt advisory firms, other financial intermediaries, ~~financial sponsors~~ and formal partnerships and strategic arrangements with select financial institutions (collectively “non-sponsor channels”), as well as private equity sponsors. HPS has also developed the deep industry expertise, legal, and forensic capabilities necessary to perform ~~“private equity style”~~detailed business, financial and legal due diligence in house. As a result, since HPS’s inception, it has sourced approximately 65% of its private investments from non-sponsor channels and less than half of its private investments have been ~~LBO related~~made in conjunction with financing leveraged buyout (“LBO”) activity undertaken by private equity sponsors.”

7. In the third paragraph of the first bullet point on page 10, the first sentence states that HPS seeks to use its scale to secure a sole or leadership role within the investment tranche. Please tell us whether or not the Fund will primarily control any issuers of such investment tranches. To primarily control an entity means that the Fund controls the entity within the meaning of Section 2(a)(9) of the 1940 Act and that the Fund’s control of such entity is greater than that of any other person. We may have more comments after reviewing your response.

Response: The Fund does not currently intend to primarily control any issuers, since it will principally invest in debt securities, though it reserves the flexibility to do so in accordance with its investment policies and applicable law.

Item 1. Business – (c) Description of Business – Investment Approach (pages 10 – 11)

8. In the first bullet point on page 11, please disclose “top of the funnel” in plain English.

Response: The Fund has revised the relevant language as follows:

“Maximization of Opportunity Set. HPS seeks to build a strong pipeline of investment opportunities by pursuing a highly diversified sourcing approach designed to maximize the ~~“top of the funnel”~~number of investment opportunit~~y~~ies ~~set~~that enter its investment evaluation and selection process.”

Item 1. Business – (c) Description of Business – Investment Strategy (pages 12 – 13)

9. The second sentence refers to “special situation segments” of the private credit market. Please disclose what the special situation segment of the private credit market is.

Response: The Fund has revised the relevant language to include the following as footnote 13:

“Special situations refer to investment situations where a company’s value is potentially impacted by complicating factors such as a corporate transaction, regulatory change or jurisdictionally related issue, stakeholder action, time constrained capital need or financial distress.”

10. The first sentence of the first full paragraph on page 13 references “convertible securities”. Please disclose if the Fund invests in contingent convertible securities as part of its principal strategy and if so, please also disclose the corresponding risks of such investments in the Risk Factors section.

Response: The Fund does not currently intend to invest in contingent convertible securities as part of its principal investment strategies.

Item 1. Business – (c) Description of Business – Warehousing Transaction (pages 14 – 15)

11. The first sentence states that the Fund entered into multiple Purchase Agreements with Macquarie Bank Limited and certain of its affiliates (collectively, “Macquarie” or the “Financing Providers”). Please respond to the following comments with respect to this disclosure. We may have more comments after reviewing your response.

a.

Describe to us the relationship between the Fund and each Financing Provider and explain whether or not the Fund or the Adviser is an affiliated person of any Financing Provider. See Section 2(a)(3) of the 1940 Act. To the extent there is any affiliation, provide an analysis of whether any of the Warehousing Investments between the Fund and the Financing Providers, or any other transaction under the Purchase Agreements, constitute a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 under the 1940 Act.

Response: Each of the Financing Providers is, or is an affiliate of, Macquarie Bank Limited , and none are affiliated with the Fund or the Adviser.

b.

Disclose whether the Fund or Adviser affiliates have entered into any agreements, including back-stop style agreements, with any Financing Provider that relate to the Purchase Agreement and, if so, the material terms of such agreements.

Response: As disclosed, the Fund has entered and intends to continue to enter into multiple Purchase Agreements with the Financing Providers. Under the Purchase Agreements, the Fund has forward obligations to settle the purchase of the Warehouse Investments from the Financing Providers, subject to the following conditions: (a) that the Fund has received subscriptions of at least $200 million; and (b) that the Board has approved the purchase of the specific Warehouse Investments (collectively, the “Warehouse Conditions”). In consideration for the forward arrangements provided by the Financing Providers, the Fund has agreed to pay, subject to the satisfaction of the Warehouse Conditions, certain fees and expenses to the Financing Providers, including a financing fee with respect to the purchase amount generally ranging from 310 to 340 basis points above the secured overnight financing rate, though the actual spread may vary (the “Financing Fee”).

In connection with the Warehouse Investments, there are expected to be three separate “back-stop” style arrangements (also referred to here as guarantees) among Macquarie and three different third parties, including two with unaffiliated guarantors (“Guarantor 1” and “Guarantor 2”) and one with an affiliate of HPS (for these purposes, “HPS,” and each is herein referred to as a “Guarantor”). Each of the Warehouse Investments will be separately guaranteed pursuant to one of the arrangements, such that one of the Guarantors will agree to purchase the applicable asset from Macquarie for its own account (or one of its affiliates’ accounts) in the event the Fund does not satisfy the Warehouse Conditions. The specific Guarantor for a particular Warehouse Investment will be determined on an asset-by-asset basis (e.g., Guarantor 1 and Guarantor 2 may be selected to guarantee Purchase Agreements in an alternating order as the Purchase Agreements are entered into), and it is expected that HPS will only guarantee those Warehouse Investments subject to a Purchase Agreement acceptable to the other Guarantors or if the other Guarantors are not then available to guarantee such Warehouse Investments (e.g., if capacity for the other Guarantor is then fully utilized). In general, it is expected that HPS will guarantee substantially fewer Warehouse Investments (based on total commitment amount) than the other Guarantors individually or in the aggregate, though the exact proportions could vary from time to time depending on the nature of the specific Warehouse Investments.

In consideration of the two non-affiliated Guarantors, the Fund will directly or indirectly pay a fee based on the Net Carry with respect to each transaction to the respective Guarantor of each Purchase Agreement (the “Backstop Fee”). “Net Carry” means, an amount equal to the sum of (a) the interest (paid and accrued and unpaid) less (b) the financing fee paid to the Financing Provider plus (c) the net realized gains/losses on each investment. The Fund will not pay a Backstop Fee with respect to any HPS guarantee.

The Fund has updated its disclosure in the Registration Statement to reflect the material points discussed above, as shown in Exhibit A.

c.	Supplementally explain what happens if the Warehouse Conditions are never met.

Response: If the Warehouse Conditions are not met, the Warehouse Investments will be purchased from Macquarie by the Guarantor who agree to back-stop the specific Warehouse Investment at the time the Purchase Agreement was entered into (e.g., there will be no opportunity for cherry picking at the time the guarantee is effected), as described above.

d.

Supplementally explain whether or not the Fund intends to rely on its co-investment exemptive order described on page 15 with respect to the Warehouse Investments transactions and, if so, provide the legal basis for such reliance.

Response: The Fund confirms that it does not intend to rely on its co-investment relief in connection with entering into the Purchase Agreements or otherwise acquiring the Warehouse Investments from the Financing Providers.

e.

Disclose that the Fund: (1) will not request any Financing Provider to purchase any additional Warehouse Investments pursuant to a Purchase Agreement after the Fund elects to be regulated as a BDC under the 1940 Act; (2) will impose a requirement (as opposed to an option) on itself to purchase already-existing Warehouse Investments from the Financing Provider at the time the Warehouse Conditions are met; and (3) will treat its forward obligations to purchase Warehouse Investments from the Financing Provider once the requirement to purchase already-existing Warehouse Investments is triggered as subject to the asset coverage requirements of Sections 18 and 61 of the 1940 Act.

Response: The Fund has added the disclosure requested in (2) and (3) above but respectfully declines to add the disclosure requested in (1). The Fund believes it is beneficial for shareholders for it to be able to continue building the warehouse prior to the initial closing so that investors are purchasing a BDC with a robust portfolio at launch, which may require it to continue entering into forward purchase agreements with Macquarie as described. In addition, the use of forward purchase agreements and third party warehouse providers is often a part of a fund’s capital deployment and investment strategies. In this regard, the Fund has the ability to enter into conditional forward purchase agreements with a third party at any time, including once subject to the 1940 Act requirements, so long as it complies with Sections 18 and 61 thereof and/or Rule 18f-4 thereunder and any other applicable legal requirements, which it intends to do.

f.	Provide a legal analysis of whether or not the Warehouse Investments transactions constitute “unfunded commitment agreements” as defined in Rule 18f-4 under the 1940 Act.

Response: Rule 18f-4 defines an “unfunded commitment agreement” as a contract that is not a derivatives transaction, under which a fund commits, conditionally or unconditionally, to make a loan to a company or to invest equity in a company in the future, including by making a capital commitment to a private fund that can be drawn at the discretion of the fund’s general partner.

The Fund believes that the Warehouse Investments transaction is not an unfunded commitment agreement because the Fund has no obligation to purchase any Warehouse Investments until the Warehouse Conditions are met. Although the text of Rule 18f-4 contemplates conditional or unconditional commitments, this reference to conditionality was intended to capture a borrower’s need for capital and its obligation to meet certain financial metrics and performance benchmarks, rather than, as here, the Fund’s ability to successfully raise capital.

Once the Fund meets the Warehouse Conditions, the Fund has an unconditional forward purchase obligation with respect to the Warehouse Investments, which it currently intends to treat as a senior security under Sections 18 and 61 of the 1940 Act.

g.	Disclose how purchase prices are determined under the Purchase Agreements.

Response: The purchase price of the Warehouse Investments under the Purchase Agreements is at cost plus any applicable Financing and Backstop Fees payable by the Fund, which may be netted against any interest earned on the Warehouse Investments by the Financing Provider.

h.	Explain to us how your obligation to purchase Warehouse Investments, including potential losses thereon, is accounted for and otherwise reflected in the Fund’s NAV.

Response: Until such time as the Warehouse Conditions are satisfied and the Fund has an obligation to purchase the Warehouse Investments, the obligations under the Purchase Agreements are not reflected in the Fund’s NAV. At such time, they are expected to be treated as senior securities issued by the Fund, as described above, and reflected as such on the Fund’s balance sheet.

i.	Tell us whether you will treat your Warehouse Investments as an off-balance sheet obligation for disclosure purposes pursuant to Item 303 of Regulation S-K.

Response: The Fund intends to treat the forward purchase obligations under the Purchase Agreements as off-balance sheet arrangements until the Fund’s obligation to purchase an investment owned and held by the Financing Providers under the Purchase Agreements is triggered, as discussed above, and will include the requested disclosure pursuant to Item 303 of Regulation S-K as shown in Exhibit A.

j.

Has the Fund considered whether the transaction whereby the Fund entered into multiple Purchase Agreements would constitute a fund acquisition under Article 6-11 of Regulation S-X? If so, explain to us the Fund’s determination regarding the applicability of Article 6-11 and the requirements thereunder.

Response: The Fund has considered whether the transaction constitutes a fund acquisition under Article 6-11 of Regulation S-X and has determined that it does not, because, in acquiring the Warehouse Investments, the Fund is not acquiring all or substantially all of the portfolio investments of another fund (as such term is defined in Article 6-11(a)(2)(i)) but rather acquiring specific assets held by one or more Financing Providers, each pursuant to a separate Purchase Agreement.

k.

Note that in cases where a warehousing transaction does not constitute a fund acquisition under Article 6-11 of Regulation S-X, the Staff generally asks that a special purpose schedule of investments as of a recent date be included in the registration statement prior to effectiveness. This schedule may be unaudited, but should be prepared in accordance with Article 12-12 of Regulation S-X.

Response: The Fund has added the requested disclosure as shown in Exhibit A.

l.	Enhance the disclosure in this section to describe the fees and expenses the Fund is expected to bear in connection with the Warehouse Investments transaction.

Response: The Fund has added the requested disclosure as shown in Exhibit A.

Item 1. Business – (c) Description of Business – Market Opportunity (pages 16 – 18)

12. The third sentence states that a shift kick-started a secular trend “that remains tailwinds” for the private credit industry. Please revise the phrase “that remains tailwinds” in plain English.

Response: The Fund has revised the relevant language as follows:

“This shift ~~kick-started~~started a secular trend that ~~remains tailwinds for~~ continues to support the growth of today’s $1.5 trillion private credit industry.”

13.	The first bullet point on page 18 refers to “dry powder”. Please disclose what this term means in plain English.

Response: The Fund has revised the relevant language as follows:

“Significant Uninvested Private Equity ~~Dry Powder~~Capital May Drive Junior Capital Demand as LBO Activity Increases. HPS estimates that the $1.05 trillion of uninvested private equity buyout capital as of ~~November 14~~September 30, 2023 may require approximately $630 billion of associated subordinated debt financing. There are a limited number of scaled junior capital providers across the industry, and the current amount of available mezzanine ~~dry powder~~capital is estimated to be approximately $68 billion, or approximately 10% of the total estimated financing need.”

Item 1. Business – (c) Description of Business – The Board of Trustees (page 18)

14. The first sentence states that members of the Board are accountable to the Fund and its shareholders as fiduciaries. We understand that Delaware law permits a Fund to eliminate or alter the fiduciary duties of trustees in the declaration of trust. Provisions eliminating or altering the fiduciary duties of a Fund’s trustees and officers are inconsistent with federal securities laws and the Commission’s express views on such persons’ fiduciary duties. Therefore, please revise the following provisions of the Fund’s Declaration of Trust to qualify each of the following sections with disclosure stating “except as to duties (including state law duties of loyalty and care) and liabilities with respect to matters arising under the federal securities laws”: (1) fourth sentence of Section 3.1; (2) Section 3.8(a)(i); (3) second sentence of Section 3.8(b); (4) last sentence of Section 3.14; and (5) Section 10.1(c)(vii).

Response: The requested changes have been made in substance as set forth in the revised Declaration of Trust included as Exhibit B.

Item 1. Business – (c) Description of Business – Investment Advisory Agreement (page 18)

15. Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We believe that such disclosure would be helpful to investors.

Response: The Fund respectfully declines to make the requested changes. The Registration Statement is not an offering document and is not provided to investors, nor should they rely upon the Registration Statement, in connection with the sale of Fund shares. The Fund confirms that it will include all material information, including with respect to fees and expenses, in its private placement memorandum, which serves as the Fund’s offering document and is provided to all investors at or prior to the time of any sale of Fund shares.

Item 1. Business – (c) Description of Business – Investment Advisory Agreement (page 18)

16.	Please disclose examples showing calculation of the incentive fee in different factual scenarios.

Response: Please see the response to Comment 15 above.

Item 1. Business – (c) Description of Business – Administration Agreement (page 20)

17. Under “Sub-Administration Agreement”, disclosure states that Harmonic will receive compensation for these services. Please identify who will pay the compensation to Harmonic.

Response: The Fund has revised the relevant language as follows:

“HPS has hired Harmonic Fund Services (“Harmonic”) to assist in the provision of sub-administrative and fund accounting services. Harmonic will receive compensation from the Fund (which compensation may be paid by HPS, subject to reimbursement by the Fund) for these services under the sub-administration agreement.”

Item 1. Business – (c) Description of Business – Payment of Expenses, Including Under the Advisory and Administration Agreements (pages 22 – 26)

18. The last sentence of the second paragraph on page 27 states that “[a]ll of the foregoing expenses will ultimately be borne by our shareholders, subject to the cap on organization and offering expenses described above [emphasis added].” Inasmuch as no such cap is described preceding this section, please revise this section as necessary.

Response: The Fund has revised the relevant language as follows:

“All of the foregoing expenses will ultimately be borne by our shareholders~~, subject to the cap on organization and offering expenses described above~~.”

Item 1. Business – (c) Description of Business – Managing Dealer Agreement (page 27)

19. The last sentence states that the Fund’s obligations under the Managing Dealer Agreement to pay the shareholder servicing and/or distribution fees with respect to the Common Shares distributed shall survive termination of the agreement until such shares are no longer outstanding. Please explain to us the basis for the Board’s determination that entering into a managing dealer agreement in which this payment obligation survives termination of the agreement until the shares are no longer outstanding is appropriate for the Fund.

Response: The Fund believes it is appropriate to continue to pay a shareholder servicing fee to the managing dealer so that it may reallow such fee to intermediaries with respect to shares outstanding to the extent such intermediaries continue to provide ongoing services to the shareholders holding such shares, as provided for in the relevant intermediary agreements. The Fund notes that this term is consistent with industry practice.

Item 1. Business – (c) Description of Business – Distribution and Servicing Plan (pages 28)

20. The first sentence refers to the net asset value of the “applicable class”. Please replace “applicable class” with “Common Shares” as the Fund does not issue separate share classes.

Response: The Fund has revised the relevant language as follows:

“The shareholder servicing and/or distribution fees will be paid quarterly in arrears, calculated using the net asset value of the ~~applicable class~~ Common Shares as of the beginning of the first calendar day of the month and subject to FINRA and other limitations on underwriting compensation.”

Item 1. Business – (c) Description of Business – Share Repurchase Program (pages 29 – 31)

21. The last sentence of the third paragraph on page 31 states that shareholders will not pay a fee to the Fund in connection with repurchases of shares under the share repurchase program. The third sentence of the fifth paragraph on page 31 states that the Fund does not impose any charges in connection with the repurchase of shares. Please revise each of these sentences to reflect the existence of the Early Repurchase Deduction.

Response: The Fund has revised the relevant language as follows:

“Shareholders will not pay a fee to us in connection with our repurchase of shares under the share repurchase program, with the exception of the Early Repurchase Deduction.”

“The Fund does not impose any charges in connection with repurchases of share~~s~~, with the exception of the Early Repurchase Deduction.”

22. The last sentence of the fourth paragraph on page 31 states that offers will “use the NAV on or around the last business day of a calendar quarter, which will not be available until after the expiration of the applicable tender offer . . . .” The tender offer rules require that a specified amount of cash per share to be paid, the total number of shares to be purchased, and the total amount of funds required to purchase the maximum amount of shares being sought must all be stated at the commencement of an offer. See Item 4 of Rule 14d-100 (Schedule TO), incorporating Item 1004(a)(1)(i) and (ii) of Regulation M-A, and Item 7 of Rule 14d-100 (Schedule TO), incorporating Item 1007(a) of Regulation M-A. Please delete this disclosure or revise it to reflect these requirements.

Response: The relevant disclosure has been deleted as follows:

“~~However, o~~Our repurchase offers will generally use the NAV on or around the last business day of a calendar quarter~~, which will not be available until after the expiration of the applicable tender offer, so you will not know the exact price of shares in the tender offer when you make your decision whether to tender your shares~~.”

23. The first sentence of the fifth paragraph states that share repurchases by the Fund will be paid in cash promptly after the determination of the relevant NAV per share is finalized. Please revise this sentence and all related disclosure to state that share repurchases by the Fund will be paid in cash promptly after the expiration of the tender offer within five business days of the last day that shareholders may tender shares for the repurchase offer. See Rule 13e-4(f)(5) under the Exchange Act; Exchange Act Release No. 34-43069 (July 24, 2000).

Response: The Fund has revised the relevant language as follows:

“Repurchases of shares from shareholders by the Fund will be paid in cash promptly after the expiration of the tender offer, subject to final determination of the relevant NAV per share ~~is finalized~~.”

Item 1. Business – (c) Description of Business – The Private Offering (page 31)

24. The eighth sentence states that a shareholder will not know the NAV per share applicable on the effective date of the share purchase. Please identify the date on which the NAV per share applicable to a share purchase occurs.

Response: The Fund respectfully refers the Staff to the disclosure on page 31, which says the NAV per share applicable to a purchase of shares will generally be available within 20 business days after the effective date of the share purchase.

25. The second to last sentence of the first paragraph states that, if a purchase order is received less than five business days prior to the subscription date, unless waived, the purchase order will be executed in the next subscription period’s closing at the transaction price applicable to that period. Please answer the following questions regarding this disclosure. We may have more comments after reviewing your response.

a.	Please explain whether or not investors always submit purchase orders and funds through an intermediary. If not, tell us to whom are purchase orders and funds submitted.

Response: It is expected that investors will generally submit purchase orders through intermediaries; however, it is possible that investors may purchase shares of the Fund directly through HPS Securities, LLC, the Fund’s managing dealer.

b.

Please explain whether or not investors are notified after submitting their purchase order that the order will be rolled into the next month or quarter. If so, tell us who notifies them, when are they notified and whether the notification tells them how to revoke their purchase order and have their funds returned.

Response: HPS’s investor servicing team notifies the intermediary or RIA (if applicable) or, in some cases, the direct investor promptly after it is determined the purchase order will not be accepted. However, this scenario generally does not occur with direct investors because HPS’s investor servicing team manages their subscription process directly and will instruct them not to send funds if their subscription order cannot be processed in the current period.

A subscription may be withdrawn after submission at any time before the Fund has accepted the subscription, which will not occur any earlier than two business days before the subscription date (which would include the next subscription date in the case of a late submission that is not accepted). If for any reason the Fund rejects the subscription, or if the subscription request is canceled before it is accepted or withdrawn, we will return the subscription agreement and the related funds, without interest or deduction, within ten business days after such rejection, cancellation or withdrawal.

c.

If the Fund retains the purchase order until the next month or quarter, tell us what happens to the investor’s funds submitted with the purchase order, including who owns these funds and who has custody of these funds.

Response: Subscription amounts prior to acceptance sit in the Fund’s subscription processing account at UMB Bank, which is administered by the transfer agent, SS&C GIDS, for the benefit of the Fund. The assets are the investor’s, not the Fund’s, and, as noted above, the subscription may be withdrawn prior to acceptance and the proceeds returned to the investor.

d.	Please explain whether or not the funds are held in an interest-bearing account. If so, tell us who is entitled to the accrued interest.

Response: The funds are held in a non-interest bearing account.

Item 1. Business – (c) Description of Business – Regulation as a Business Development Company (pages 31 – 34)

26. The first sentence of the third paragraph under “Leverage and Senior Securities Coverage Ratio” on page 34 references “TRS”. Please spell out what TRS stands for.

Response: The Fund has revised the relevant language as follows:

“We may enter into a total return swap (“TRS”) agreement.”

Item 1A. Risk Factors – Risks Relating to an Investment in the Fund –The Fund is Subject to Risks Relating to Syndication and/or Transfer of Investments. (page 61)

27. The first sentence indicates that the Fund may invest through the use of one or more “subsidiary investment vehicles”. Please respond to the following comments regarding any such vehicle that is primarily controlled by the Fund and that engages in investment activities in securities or other assets.

a.

Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with a subsidiary investment vehicle.

Response: The Fund notes that it currently does not have any subsidiaries; however, the requested change has been made with respect to any future wholly-owned subsidiaries of the Fund as follows:

“The Fund is Subject to Risks Relating to Syndication and/or Transfer of Investments. The Fund~~, directly or~~ may execute its strategy by investing through ~~the use of~~ one or more subsidiar~~y~~ies  ~~investment vehicles,~~, which may originate and/or purchase certain debt assets, including ancillary equity assets (“Assets”). The Fund will treat a wholly-owned subsidiary’s assets as assets of the Fund for purposes of determining compliance with various provisions of the 1940 Act applicable to the Fund, including those relating to investment policies (Section 8), capital structure and leverage (Sections 18 and 61) and affiliated transactions and custody (Sections 17 and 57). In addition, HPS and the Fund’s Board of Trustees will comply with the provisions of Section 15 of the 1940 Act with respect to a wholly-owned subsidiary’s investment advisory contract. The Fund may also purchase certain Assets (including~~,~~ participation interests or other indirect economic interests) that have been originated by other affiliated or unaffiliated parties and/or trading on the secondary market.”

b.

Disclose that each investment adviser to a subsidiary investment vehicle complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15 as it applies through Section 59) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the subsidiary investment vehicle and its investment adviser as an exhibit to the registration statement. See Item 25.2.k. of Form N-2.

Response: The requested change has been made; please see excerpted language in the response to Comment 27(a). Currently, no such investment advisory contracts exist between any subsidiaries and an investment adviser. The Fund confirms it will file any such contract in a future Exchange Act filing, if applicable.

c.

Disclose that a subsidiary investment vehicle complies with the provisions relating to affiliated transactions and custody (Section 17 as modified by Section 57). Identify the custodian of a subsidiary investment vehicle.

Response: The Fund notes that it currently does not have any subsidiaries; however, the requested change has been made with respect to any future wholly-owned subsidiaries of the Fund; please see excerpted language in the response to Comment 27(a).

d. Confirm to us that (a) if a subsidiary investment vehicle is not organized in the U.S., the vehicle and its board of directors will agree to designate an agent for service of process in the U.S.; and (b) a subsidiary investment vehicle and its board of directors will agree to inspection by the Staff of the vehicle’s books and records, which will be maintained in accordance with Section 31, as modified by Section 64 of the 1940 Act.

Response: The Fund so confirms.

28. Please confirm to us that the financial statements of each wholly-owned and substantially wholly-owned subsidiary investment vehicle will be consolidated with those of the Fund.

Response: The Fund so confirms.

29. Please confirm if a subsidiary investment vehicle charges a management fee. If so, please confirm to us that a vehicle’s management fee (including any performance fee) will be included in the “Management Fee” line item of any fee table the Fund discloses and a vehicle’s expenses will be included in the “Other Expenses” line item of any such fee table.

Response: The Fund so confirms.

Item 1A. Risk Factors – Risks Relating to an Investment in the Fund – Shareholders May be Required to Return Distributions to Satisfy Unpaid Debts of the Fund. (page 62)

30. This risk factor states that shareholders could be required to return distributions made by the Fund to satisfy unpaid debts of the Fund that were in existence at the time the distribution was made. Please confirm to us that this disclosure is accurate or, alternatively, please delete this disclosure. If such disclosure is retained, we will have more comments.

Response: The relevant disclosure has been removed.

Item 1A. Risk Factors – Risks Relating to an Investment in the Fund –The Fund is Subject to Risk Relating to Minority Investments and Joint Ventures. (page 74)

31. The second sentence states that the Fund intends to co-invest with other parties through,

among other things, joint ventures. Please disclose that joint ventures are ventures in which the Fund and another party share equal decision making authority such that the Fund and the party have equal control of the joint venture. Please also revise all disclosure describing joint ventures that appears in the registration statement as necessary to reflect this statement.

Response: The Fund respectfully declines to make this change. A joint venture is a combination of two or more parties that seek the development of a single enterprise or project for profit, sharing the risks associated with its development. The creation of a joint venture can vary depending on the facts and circumstances and does not necessarily require that all parties share equal decision making authority.

Item 1A. Risk Factors – Risks Relating to an Investment in the Fund –The Fund is Subject to Risks Relating to Securities Lending Agreements. (page 88)

32. Inasmuch as securities lending is identified as a principal risk, please identify securities lending in the description of the Fund’s investment strategy.

Response: The Fund does not currently expect securities lending to be a principal investment strategy and has removed this risk

Item 1A. Risk Factors – Risks Relating to Certain Regulatory and Tax Matters (pages 90 – 94)

33. Please consider adding a risk factor disclosing the risks of the Fund incurring costs to satisfy its reporting obligations under the Exchange Act.

Response: The Fund has added the following risk disclosure:

“The Fund will Incur Significant Costs as a Result of having Securities Registered under the Exchange Act. We will incur legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Exchange Act, as well as additional corporate governance requirements, including requirements under the Sarbanes-Oxley Act and other rules implemented by the SEC.”

Item 5. Trustees and Executive Officers – Trustees (pages 97 – 98)

34. The last sentence states that the Board will be divided into three classes of trustees serving staggered terms of three years each. Please specifically disclose the term of office of each trustee. See Item 401(a) of Regulation S-K.

Response: The Fund respectfully notes that the language in the disclosure regarding classes of trustees is contingent upon listing the Fund’s shares on any securities exchange, which the Fund currently does not intend to do.

Item 5. Trustees and Executive Officers – Executive Officers Who are Not Trustees (pages 98 – 99)

35. Please disclose the term of office of each officer. See Item 401(b) of Regulation S-K.

Response: The Fund has revised its disclosure to indicate that there is no set term for each Executive Officer.

Item 13. Financial Statements and Supplementary Data (page 121)

36. Please explain to us whether the seed capital financial statements of the Fund will include a seed statement of operations. If the Fund does not intend to include a seed statement of operations, please explain to us the basis for omitting such financial statement.

Response: The seed capital financial statements of the Fund will include a seed statement of operations.

37. Please file an amended Form 10 registration statement that includes completed financial statements at least 15 days prior to effectiveness.

Response: The Fund has filed the amended Registration Statement concurrently with this letter.

Item 15. Financial Statements and Exhibits (page 122)

38. Please identify each exhibit required to be filed with a Form 10 filing. Also, please file the following agreements as exhibits to the next amended Form 10 filing: subscription agreement, Administration Agreement, custody agreement, Managing Dealer Agreement and Merger agreement. See Item 601 of Regulation S-K.

Response: Per the exhibit table included at Item 601(a) of Regulation S-K, the required exhibits to be filed with a Form 10 are as follows: a plan of acquisition, reorganization, arrangement, liquidation or succession, articles of incorporation, bylaws, instruments defining the rights of securities holders, including indenture, voting trust agreement, material contracts, letters regarding a change in certifying accountants, subsidiaries of the registrant, subsidiary guarantors and issuers of guaranteed securities and affiliates whose securities collateralize securities of the registrant, power of attorney, technical report summaries, as applicable and additional exhibits the registrant may wish to file.

The Fund will timely file any applicable agreements required to be filed, including those noted in this Comment, in accordance with Exchange Act requirements. The Fund respectfully notes that the Merger agreement will not be filed with the Form 10 given that the Merger has not been approved by the Board and is not currently imminent.

39. Section 8.4 of Article VIII of the Declaration of Trust states that the Fund, the Adviser and/or affiliates of the Adviser may negotiate side letters with certain shareholders. Please explain to us:

a.

how having a side letter with different terms would comply with Section 18 of the 1940 Act (e.g., could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends);

b.	whether different terms in any side letter could have a material, negative effect on other Fund investors;

c.	whether the terms of different side letters will be disclosed to all Fund investors, and how they will be disclosed including the timing of such disclosure;

d.	whether the terms of any side letters could include preferential redemption or withdrawal rights, or about portfolio holdings or exposures; and

e.	whether the terms of any side letters could have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.

Response: The Fund confirms that neither it nor the Adviser on behalf of the Fund has entered or will enter into side letters with any Shareholder that would give different terms to such Shareholder in contravention of applicable law, including Section 18 of the 1940 Act, or that would have a material, negative effect on other Shareholders. For example, side letters would not provide any Shareholder with priority over any other investor as to distribution of assets or payment of dividends. Further, the Fund confirms that any such side letters will not include preferential redemption or withdrawal rights (except to the extent necessary and/or permitted under applicable law), provide Shareholder with access to material non-public information (except in accordance with Regulation FD and other applicable law), nor have a direct or indirect effect on the Fund’s management fee attributable to such Shareholder.

The terms of any side letters will be disclosed only to other Shareholders who have a side letter with the Fund and/or Adviser on behalf of the Fund that contains a “most-favored-nation” provision allowing it to see other Shareholders’ side letters or other written agreements following the end of the Closing Period. In addition, if the terms of any side letter are material to other Shareholders, such terms would be disclosed in the Fund’s offering memorandum.

40. Please revise the references to the organizational documents and agreements identified in the Exhibit Index to delete “Form of” and confirm to us that the actual agreements, not forms of, will be filed as exhibits to the registration statement.

Response: Please see the response to Comment 38 above. The Fund confirms that it has revised the Exhibit Index as requested to the extent final agreements are available.

41. Please revise Section 10.4 of Article X of the Declaration of Trust to add a sentence stating that such section does not apply to claims arising under the federal securities laws. Section 29(a) of the Exchange Act and Section 47(a) of the 1940 Act. Please also describe Sections 10.3 and 10.4 of the Declaration of Trust in an appropriate location in the registration statement.

Response: The Fund has revised its Declaration of Trust and made conforming changes to its disclosure as follows:

“Section 10.4 Direct Actions. To the fullest extent permitted by Delaware law, the Shareholders’ right to bring direct actions against the Company and/or its Trustees is eliminated, except for a direct action to enforce an individual Shareholder right to vote or a direct action to enforce an individual Shareholder’s rights under Sections 3805(e) or 3819 of the Statutory Trust Act. To the extent such right cannot be eliminated to this extent as a matter of Delaware law, then the conditions required for the bringing of a derivative action pursuant to Section 10.3 of this Declaration of Trust and Section 3816 of the Statutory Trust Act shall be equally applicable to bringing a direct action. This section does not apply to claims arising under the federal securities laws.”

General Comments

42. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Fund respectfully acknowledges the Staff’s comment.

43. The response to this letter should be in the form of a pre-effective amendment filed under the Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response: The Fund respectfully acknowledges the Staff’s comment.

44. Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

Response: The Fund intends to rely on the order previously issued to HPS Corporate Lending Fund, et. al. (Investment Company Act of 1940, Release No. 34493, February 1, 2022) pursuant to Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 under the 1940 Act, and any amendments thereto (including those filed by the Fund and the other applicants on August 22, 2023 and November 8, 2023, respectively). The Fund does not currently anticipate submitting any other exemptive applications or no-action requests in connection with the Registration Statement.

45. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to Fund disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Fund respectfully acknowledges the Staff’s comment.

* * *

Please call me (202-636-5915) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Nathan Briggs

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP

Philip Lee, HPS Investment Partners, LLC

Tyler Thorn, HPS Investment Partners, LLC

Michael Spratt, Securities and Exchange Commission

Thankam Varghese, Securities and Exchange Commission

Tony Burak, Securities and Exchange Commission

EXHIBIT A

Form 10 Warehousing Transaction (page 15)

Beginning September 12, 2023, the Fund entered into multiple Purchase Agreements with Macquarie ~~US Trading LLC~~Bank Limited and certain of its affiliates (each, a “Financing Provider” and collectively, the “Financing Providers”). Under the Purchase Agreements, the Fund has forward obligations to settle the purchase of certain investments as set forth below (the “Warehouse Investments”) from the Financing Providers, ~~each of whom is obligated to settle the sale of such investments~~ subject to the following conditions: (a) that the Fund has received subscriptions of at least $200 million; and (b) that the Board has approved the purchase of the specific Warehouse Investments (collectively, the “Warehouse Conditions”). The Warehouse Investments are expected to primarily consist of newly originated, privately negotiated senior secured term loans and junior capital commitments to upper middle market companies consistent with the Fund’s investment strategy.

After ~~we meet~~ the Warehouse Conditions are satisfied, we will be obligated to purchase the Warehouse Investments from the Financing Providers at the prices determined under the Purchase Agreements. As a general matter, the price we pay to purchase any Warehouse Investment will be the cash amount paid by the relevant Financing Provider, subject to a reduction for income actually received by such Financing Provider during the warehousing period and an increase for a financing fee to be paid by the Fund to the Financing Provider~~. [Our obligations to the Financing Provider under the Purchase Agreements will be guaranteed by an affiliate of the Adviser and two non-affiliated entities.]~~ in an amount generally ranging from 310 to 340 basis points above the secured overnight financing rate, though the actual spread may vary (the “Financing Fee”).

Our obligations to the Financing Providers under the Purchase Agreements are expected to be guaranteed by an affiliate of the Adviser and two non-affiliated entities. Pursuant to such arrangements, one of the guarantors will agree to purchase the applicable Warehouse Investment from a Financing Provider in lieu of the Fund in the event the Warehouse Conditions are not satisfied. In consideration of the two non-affiliated guarantors providing such guarantee, the Fund will pay a fee, directly or indirectly, based on the Net Carry with respect to each transaction to the respective guarantor of each Purchase Agreement (the “Backstop Fee”). “Net Carry” means, an amount equal to the sum of (a) the interest (paid and accrued and unpaid) less (b) the financing fee paid to the Financing Provider plus (c) the net realized gains/losses on each investment. The Fund will not pay a Backstop Fee with respect to any guarantee provided by the affiliate guarantor.

The Fund will impose a requirement (as opposed to an option) on itself to purchase already-existing Warehouse Investments from the Financing Provider at the time the Warehouse Conditions are met; and will treat its forward obligations to purchase Warehouse Investments from the Financing Provider once the requirement to purchase already-existing Warehouse Investments is triggered as subject to the asset coverage requirements of Sections 18 and 61 of the 1940 Act.

As of ~~[ ], there were [ ]~~January 10, 2024, the Financing Providers had purchased ten Warehouse Investments that ~~the Financing Providers purchased having~~had an aggregate ~~commitments/par~~principal amount~~s~~ of $~~[ ], an aggregate cost of $[ ],~~140.0 million ($128.1 million of which was funded) and an aggregate cost and fair value of $~~[ ]~~124.4 million and $124.5 million, respectively.

Form 10 Warehousing Transaction (page 131)

Beginning September 12, 2023, the Fund entered into multiple Purchase Agreements with the Financing Providers. Under the Purchase Agreements, the Fund has forward obligations to settle the purchase of the Warehouse Investments from the Financing Providers, subject to the Warehouse Conditions. The Warehouse Investments are expected to primarily consist of newly originated, privately negotiated senior secured term loans and junior capital commitments to upper middle market companies consistent with the Fund’s investment strategy.

After we meet the Warehouse Conditions, we will be obligated to purchase the Warehouse Investments from the Financing Providers at the prices determined under the Purchase Agreements. As a general matter, the price we pay to purchase any Warehouse Investment will be the cash amount paid by the relevant Financing Provider, subject to a reduction for income actually received by such Financing Provider during the warehousing period and an increase for a financing fee to be paid by the Fund to the Financing Provider. Our obligations to the Financing Provider under the Purchase Agreements are currently guaranteed by an affiliate of the Adviser and one non-affiliated entity.

As of January 10, 2024, the Financing Providers had purchased ten Warehouse Investments that had an aggregate principal amount of $140.0 million ($128.1 million of which was funded) and an aggregate cost and fair value of $124.4 million and $124.5 million, respectively. See “Item 1(c). Description of Business —Warehousing Transaction.”

EXHIBIT B

Second Amended and Restated Declaration of Trust

FORM OF SECOND AMENDED AND RESTATED DECLARATION OF TRUST

OF

HPS CORPORATE CAPITAL SOLUTIONS FUND

~~DECEMBER 7~~[ ], ~~2023~~2024

* * * * * * * * * *

WHEREAS, the initial Declaration of Trust of HPS Corporate Capital Solutions Fund (the “Company”) was entered into effective as of August 10, 2023 (the “Existing Declaration of Trust”).

WHEREAS, ~~the parties now desire to~~this Declaration amends and restates ~~the Existing~~in its entirety that certain Amended and Restated Agreement and Declaration of Trust dated as of December 7, 2023 as hereinafter set forth;

NOW, THEREFORE, the parties hereby agree as follows:

ARTICLE I

NAME; DEFINITIONS

Section 1.1 Name. The name of the statutory trust is HPS Corporate Capital Solutions Fund. So far as may be practicable, the business of the Company shall be conducted and transacted under that name, which name (and the word “Company” whenever used in this Amended and Restated Declaration of Trust (the “Declaration of Trust”), except where the context otherwise requires) shall refer to the Board of Trustees (as defined herein) collectively but not individually or personally and shall not refer to the Shareholders or to any officers, employees or agents of the Company or of such Trustees. Under circumstances in which the Trustees determine that the use of the name “HPS Corporate Capital Solutions Fund” is not practicable, they may use any other designation or name for the Company, subject to applicable law. Any name change shall become effective upon the execution by a majority of the then Trustees of an instrument setting forth the new name and the filing of a certificate of amendment pursuant to Section 3810(b) of the Statutory Trust Act (as defined below). Any such instrument shall not require the approval of the Shareholders, but shall have the status of an amendment to this Declaration of Trust.

Section 1.2 Definitions. As used in this Declaration of Trust, the following terms shall have the following meanings unless the context otherwise requires:

“1940 Act” means the Investment Company Act of 1940, as amended from time to time, and the rules and regulations promulgated thereunder.

“Acquisition Expenses” means expenses, including but not limited to legal fees and expenses, travel and communication expenses, costs regarding determination of creditworthiness and due diligence on prospective portfolio holding companies, non-refundable option payments on assets not acquired, accounting fees and expenses, and miscellaneous expenses relating to the purchase or acquisition of assets, whether or not acquired.

“Acquisition Fees” means any and all fees and commissions, exclusive of Acquisition Expenses, paid by any Person to any other Person (including any fees or commissions paid by or to any Affiliate of the Company or the Adviser) in connection with the initial purchase or acquisition of assets by the Company. Included in the computation of such fees or commissions shall be any commission, selection fee, supervision fee, financing fee, non-recurring management fee or any fee of a similar nature, however designated.

“Administrator” means HPS Investment Partners, LLC, any Person to whom the Administrator subcontracts any and all such services and any successor to an Administrator who enters into an administrative services agreement with the Company or who subcontracts with a successor Administrator.

“Adviser” means HPS Advisors, LLC or an affiliated successor in interest thereto, any Person to whom the Adviser subcontracts substantially all such services pursuant to a sub-advisory agreement and any successor to an Adviser who enters into an Advisory Agreement with the Company or who subcontracts with a successor Adviser. If the Adviser no longer serves as the investment adviser to the Company, the rights of the Adviser in this Declaration of Trust will become the rights of the Trustees.

“Advisory Agreement” means that certain investment advisory agreement between the Company and the Adviser named therein pursuant to which the Adviser will act as the adviser to the Company and provide investment advisory, investment management and other specified services to the Company, including any sub-advisory agreement.

“Affiliate” or “Affiliated” means (subject to the limits under the 1940 Act or an exemptive order from the SEC, as each may be applicable) with respect to any specified Person:

(a) any other Person directly or indirectly owning, controlling or holding, with the power to vote, ten percent (10%) or more of the outstanding voting securities of such specified Person;

(b) any other Person ten percent (10%) or more of whose outstanding voting securities are directly or indirectly owned, controlled or held, with the power to vote, by such specified Person;

(c) any other Person directly or indirectly controlling, controlled by or under common control with such specified Person;

(d) any officer, director, trustee, partner, copartner or employee of such specified Person; and

(e) if such specified Person is an investment company, any investment adviser thereof or any member of an advisory board thereof.

“Assessment” means an additional amount of capital that may be mandatorily required of, or paid voluntarily by, a Shareholder beyond his or her subscription commitment excluding deferred payments.

“Benefit Plan Investor” means a benefit plan investor as defined in the Plan Asset Regulations.

“Bylaws” means the bylaws of the Company, as the same are in effect and may be amended from time to time.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto. Reference to any provision of the Code shall mean such provision as in effect from time to time, as the same may be amended, and any successor provision thereto, as interpreted by any applicable regulations as in effect from time to time.

“Common Shares” means the common Shares, par value $0.01 per share, of the Company that may be issued from time to time in accordance with the terms of this Declaration of Trust and applicable law, as described in Article V hereof, including any class or series of Common Shares.

“DGCL” means Delaware General Corporation Law, 8 Del. C. § 100, et. seq., as amended from time to time, or any successor statute thereto.

“ERISA” The term “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Controlling Person” The term “ERISA Controlling Person” means a Person (other than a Benefit Plan Investor) who has discretionary authority or control with respect to the assets of the Company or who provides investment advice for a fee (direct or indirect) with respect to such assets, or any affiliate of such a Person within the meaning of 29 C.F.R. § 2510.3-101(f)(3).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means generally accepted accounting principles as in effect in the United States of America from time to time or such other accounting basis mandated by the SEC.

“Independent Trustee” means a Trustee who is not an Interested Person.

“Interested Person” means a Person who is an “interested person” as that term is defined under Section 2(a)(19) of the 1940 Act.

“Listing” means the listing of the Common Shares (or any successor thereof) on a national securities exchange or national securities association registered with the SEC or the receipt by the Shareholders of Securities that are approved for trading on a national securities exchange or national securities association registered with the SEC in exchange for the Common Shares. The term “Listed” shall have the correlative meaning. With regard to the Common Shares, upon commencement of trading of the Common Shares on a national securities exchange or national securities association registered with the SEC, the Common Shares shall be deemed Listed.

“Net Asset Value” has the meaning ascribed to it in Section 4.5 hereof.

“Omnibus Guidelines” means the Omnibus Guidelines Statement of Policy adopted by the North American Securities Administrators Association on March 29, 1992 and as amended on May 7, 2007 and from time to time.

“Organization and Offering Expenses” means any and all costs and expenses incurred by and to be paid from the assets of the Company in connection with and in preparing for the formation, qualification and registration of the Company, and the marketing and distribution of shares, including, without limitation, total underwriting and brokerage discounts and commissions (including fees of the underwriters’ attorneys), expenses for printing, engraving, amending, supplementing, mailing and distributing costs, salaries of employees while engaged in sales activity, telephone and other telecommunications costs, all advertising and marketing expenses (including the costs related to investor and broker-dealer sales meetings), charges of transfer agents, registrars, trustees, escrow agents or holders, depositories, experts, fees, expenses and taxes related to the filing, registration and qualification of the sale of the shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

“Person” means an individual, corporation, partnership, estate, trust joint venture, limited liability company or other entity or association.

“Plan Asset Regulation” means 29 C.F.R. § 2510.3-101, as modified by section 3(42) of ERISA.

“Publicly Offered Securities” means publicly offered securities as defined in 29 C.F.R. § 2510.3-101(b)(2) or any successor regulation thereto.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities” means Common Shares, any other Shares or other evidences of equity or beneficial or other interests, voting trust certificates, bonds, debentures, notes or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in, temporary or interim certificates for, receipts for, guarantees of, or warrants, options or rights to subscribe to, purchase or acquire, any of the foregoing if and only if any such item is treated as a “security” under the Exchange Act, or applicable state securities laws.

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholders” means the registered holders of the Company’s Shares.

“Shares” means the unit of beneficial interest in the trust estate of the Company.

“Statutory Trust Act” means Chapter 38 of Title 12 of the Delaware Code, 12 Del. C. § 3801, et seq., as such act may be amended from time to time.

“Trustees,” “Board of Trustees” or “Board” means, collectively, the individuals named in Section 3.1 of this Declaration of Trust so long as they continue in office and all other individuals who have been duly elected and qualify as Trustees of the Company hereunder.

ARTICLE II

NATURE AND PURPOSE

The Company is a Delaware statutory trust within the meaning of the Statutory Trust Act, existing pursuant to this Declaration of Trust, and the Company’s initial certificate of trust filed with the Delaware Secretary of State’s office on August 10, 2023.

The purpose of the Company is to engage in any lawful act or activity for which trusts may be organized under the Statutory Trust Act as now or hereafter in force, including to conduct, operate and carry on the business of a non-diversified closed-end investment company operating as a business development company, as such terms are defined in the 1940 Act, subject to making an election therefor under the 1940 Act, and to carry on such other business as the Trustees may from time to time determine pursuant to their authority under this Declaration of Trust. In furtherance of the foregoing, it shall be the purpose of the Company to do everything necessary, suitable, convenient or proper for the conduct, promotion and attainment of any businesses and purposes which at any time may be incidental or may appear conducive or expedient for the accomplishment of the business of a business development company regulated under the 1940 Act and which may be engaged in or carried on by a trust organized under the Statutory Trust Act, and in connection therewith the Company shall have the power and authority to engage in the foregoing and may exercise all of the powers conferred by the laws of the State of Delaware upon a Delaware statutory trust. The Company may not, without the affirmative vote of a majority of the outstanding voting securities, as such term is defined under Section 2(a)(42) of the 1940 Act, of the Company entitled to vote on the matter, change the nature of the Company’s business so that the Company ceases to be, or withdraws the Company’s election to be, treated as a business development company under the 1940 Act.

Legal title to all of the assets of the Company shall be vested in the Company as a separate legal entity except that the Trustees shall have power to cause legal title to any assets of the Company to be held in the name of any other Person as nominee, custodian or pledgee, on such terms as the Trustees may determine, provided that such arrangement is permitted by the 1940 Act and the interest of the Company therein is appropriately protected.

ARTICLE III

PROVISIONS FOR DEFINING, LIMITING

AND REGULATING CERTAIN POWERS OF THE

COMPANY AND OF THE SHAREHOLDERS AND TRUSTEES

Section 3.1 Number of Trustees. The business and affairs of the Company shall be managed under the direction of the Board of Trustees. The Board of Trustees shall have full, exclusive and absolute power, control and authority over the Company’s assets and over the business of the Company to the same extent as a board of directors of a Delaware corporation. The Board of Trustees may take any actions as in its sole judgment and discretion are necessary or desirable to conduct the business of the Company. Except as otherwise specifically provided in this Declaration of Trust and the Bylaws, each Trustee and officer of the Company shall have duties including fiduciary duties (and liability therefore) identical to those of directors and officers of a private corporation for profit organized under the DGCL and shall not have any other duties, including any fiduciary duties, except for fiduciary duties identical to those of directors and officers of a private corporation for profit organized under the DGCL and duties (including state law duties of loyalty and care) and liabilities with respect to matters arising under the federal securities laws. The number of Trustees of the Company is seven (7), which number may be increased or decreased from time to time only by the Trustees pursuant to the Bylaws, but shall never be less than one (1), except for a period of up to sixty (60) days after the death, removal or resignation of a Trustee pending the election of such Trustee’s successor. The names of the initial Trustees are as follows: Michael Patterson, Colbert Cannon, Grishma Parekh, Randall Lauer, Robin Melvin, Donna Milia, and Robert Van Dore.

A majority of the Board of Trustees shall be Independent Trustees, except for a period of up to sixty (60) days or such longer period permitted by law, after the death, removal or resignation of an Independent Trustee pending the election of such Independent Trustee’s successor by the remaining Trustees.

Subject to applicable requirements of the 1940 Act, in order that any and all vacancies on the Board may be filled only by the affirmative vote of a majority of the remaining Trustees in office, even if the remaining Trustees do not constitute a quorum, and any Trustee elected to fill a vacancy shall serve for the remainder of the full term of the trusteeship in which such vacancy occurred and until a successor is duly elected and qualified. There shall be no cumulative voting in the election or removal of Trustees.

Section 3.2 Classes of Trustees. Notwithstanding the foregoing, in connection with the occurrence of a Listing of any class of the Company’s Shares, if any, or if the Company otherwise is required to hold annual meetings of Shareholders, the Board of Trustees shall be divided into three classes, designated Class I, Class II and Class III, as nearly equal in number as possible, and the term of office of Trustees of one class shall expire at each annual meeting of Shareholders, and in all cases as to each Trustee such term shall extend until his or her successor shall be elected and shall qualify or until his or her resignation, removal from office, death or incapacity. Additional trusteeships resulting from an increase in number of Trustees shall be apportioned among the classes as equally as possible. The initial term of office of Trustees of Class I shall expire at the Company’s next annual meeting of Shareholders; the initial term of office of Trustees of Class II shall expire at the Company’s second annual meeting of Shareholders; and the initial term of office of Trustees of Class III shall expire at the Company’s third annual meeting of Shareholders. Following such initial terms, at each annual meeting of Shareholders, a number of Trustees equal to the number of Trustees of the class whose term expires at the time of such meeting (or, if less, the number of Trustees properly nominated and qualified for election) shall be elected to hold office until the third succeeding annual meeting of Shareholders after their election. Each Trustee may be reelected to an unlimited number of succeeding terms in accordance with these provisions.

If the Board of Trustees is classified, at each annual election, Trustees chosen to succeed those whose terms then expire shall be of the same class as the Trustees they succeed, unless by reason of any intervening changes in the authorized number of Trustees, the Board of Trustees shall designate one or more trusteeships whose term then expires as trusteeships of another class in order to more nearly achieve equality of number of Trustees among the classes.

Notwithstanding the rule that the three classes shall be as nearly equal in number of Trustees as possible, in the event of any change in the authorized number of Trustees, each Trustee then continuing to serve as such shall nevertheless continue as a Trustee of the class of which such Trustee is a member until the expiration of his or her current term, or his or her prior death, resignation or removal. If any newly created trusteeship may, consistently with the rule that the three classes shall be as nearly equal in number of Trustees as possible, be allocated to any class, the Board of Trustees shall allocate it to that of the available class whose term of office is due to expire at the earliest date following such allocation.

The voting procedures and the number of votes required to elect a Trustee shall be as set forth in the Bylaws, which may be amended by the Board.

Section 3.3 Shareholder Voting. Except as provided in Article II, Section 3.9, Section 5.2, Section 5.3, Section 5.4, Section 9.2 and Section 9.3 of this Declaration of Trust, and notwithstanding any provision of law permitting any particular action to be approved by the affirmative vote of the Shareholders of the Company entitled to cast a greater number of votes, any such action shall be effective and valid if declared advisable and approved by the Board of Trustees, and approved by a majority of the votes cast at a meeting of Shareholders at which a quorum is present. All shares of all classes shall vote together as a single class provided that: (a) as to any matter with respect to which a separate vote of any class is required by the 1940 Act or any orders issued thereunder, such requirement as to a separate vote by that class shall apply in lieu of a general vote of all classes; (b) in the event that separate voting requirements apply with respect to one or more classes, then subject to subparagraph (c), the shares of all other classes not entitled to a separate vote shall vote together as a single class; and (d) as to any matter which in the judgment of the Board (which judgment shall be conclusive) does not affect the interest of a particular class, such class shall not be entitled to any vote and only the holders of shares of the one or more affected classes shall be entitled to vote. Notwithstanding any other provisions of this Declaration of Trust or the Bylaws to the contrary, for such matters that require the vote of a majority of the outstanding voting Shares of the Company under the 1940 Act, such majority vote shall be determined as set forth in Section 2(a)(42) of the 1940 Act. The provisions of this Section 3.3 shall be subject to the limitations of the 1940 Act and other applicable statutes or regulations.

Section 3.4 Quorum. The determination of whether a quorum has been established for a meeting of the Company’s Shareholders shall be as set forth in the Bylaws.

Section 3.5 Preemptive Rights. Except as may be provided by the Board of Trustees in setting the terms of classified or reclassified Shares or as may otherwise be provided by contract approved by the Board, no Shareholder shall, as such Shareholder, have any preemptive right to purchase or subscribe for any additional Shares of the Company or any other Security of the Company that it may issue or sell.

Section 3.6 Appraisal Rights. Except as may be provided by the Board of Trustees in setting the terms of any class or series of Shares, no Shareholder shall be entitled to exercise appraisal rights in connection with any transaction.

Section 3.7 Determinations by the Board. The determination as to any of the following matters, made in good faith by or pursuant to the direction of the Board of Trustees consistent with this Declaration of Trust shall be final and conclusive and shall be binding upon the Company and every Shareholder: (i) the amount of the net income of the Company for any period and the amount of assets at any time legally available for the payment of dividends, redemption or repurchase of its Shares or the payment of other distributions on its Shares; (ii) the amount of stated capital, capital surplus, net assets, other surplus, annual or other net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; (iii) the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged); (iv) any interpretation of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of any class or series of Shares of the Company; (v) the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Company or any Shares of the Company; (vi) any matter relating to the acquisition, holding and disposition of any assets by the Company; or (vii) any other matter relating to the business and affairs of the Company or required or permitted by applicable law, this Declaration of Trust or the Bylaws or otherwise to be determined by the Board provided, however, that any determination by the Board as to any of the preceding matters shall not render invalid or improper any action taken or omitted prior to such determination and no Trustee shall be liable for making or failing to make such a determination.

Section 3.8 Sole Discretion; Good Faith; Corporate Opportunities of Adviser.

(a) Notwithstanding any other provision of this Declaration of Trust or otherwise applicable law, whenever in this Declaration of Trust the Trustees are permitted or required to make a decision:

(i) in their “discretion” or under a grant of similar authority, the Trustees shall be entitled to consider such interests and factors as they desire, including their own interest, and, to the fullest extent permitted by applicable law, shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person except as to duties (including state law duties of loyalty and care) and liabilities with respect to matters arising under the federal securities laws; or

(ii) in their “good faith” or under another express standard, the Trustees shall act under such express standard and shall not be subject to any other or different standard.

(b) Unless expressly provided otherwise herein or in the Company’s offering document (as may be amended from time to time), the Adviser and any Affiliate of the Adviser may engage in or possess an interest in other profit-seeking or business ventures of any nature or description, independently or with others, whether or not such ventures are competitive with the

Company and the doctrine of corporate opportunity, or any analogous doctrine. To the extent that the Adviser acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Company, it shall not have any duty to communicate or offer such opportunity to the Company, subject to the requirements of the 1940 Act, the Investment Advisers Act of 1940, as amended, and any applicable co-investment order issued by the Commission, and the Adviser shall not be liable to the Company or to the Shareholders for breach of any fiduciary or other duty by reason of the fact that the Adviser pursues or acquires for, or directs such opportunity to, another Person or does not communicate such opportunity or information to the Company. Neither the Company nor any Shareholder shall have any rights or obligations by virtue of this Declaration of Trust or the trust relationship created hereby in or to such independent ventures or the income or profits or losses derived therefrom, and the pursuit of such ventures, even if competitive with the activities of the Company, shall not be deemed wrongful or improper.

Section 3.9 Resignation and Removal of Trustees. Any of the Trustees may resign their trust (without need for prior or subsequent accounting) by an instrument in writing signed by such Trustee and delivered or mailed to the Trustees or the Chairperson, if any, and such resignation shall be effective upon such delivery, or at a later date according to the terms of the instrument. Any Trustee, or the entire Board, may be removed from office at any time (provided the aggregate number of Trustees after such removal shall not be less than the minimum number required by Section 3.1 hereof) (i) by a majority of the remaining Trustees (or in the case of the removal of a Trustee that is not an Interested Person a majority of the remaining Trustees that are not Interested Persons) but only for cause or (ii) upon a vote by the holders of more than two-thirds (2/3) of all outstanding Shares of the Company entitled to vote with cause. Upon the resignation or removal of a Trustee, each such resigning or removed Trustee shall execute and deliver such documents as the remaining Trustees shall require for the purpose of conveying to the Company or the remaining Trustees any Company property held in the name of such resigning or removed Trustee. Upon the incapacity or death of any Trustee, such Trustee’s legal representative shall execute and deliver on such Trustee’s behalf such documents as the remaining Trustees shall require as provided in the preceding sentence. Except to the extent expressly provided in a written agreement with the Company, no Trustee resigning and no Trustee removed shall have any right to any compensation for any period following the effective date of his resignation or removal, or any right to damages on account of a removal.

Section 3.10 Business Combination. Notwithstanding any other provision of this Declaration of Trust or any contrary provision of law, the Board of Trustees may, without Shareholder approval unless such approval is required by the 1940 Act, cause the Company to convert into or merge, reorganize or consolidate with or into one or more trusts, partnerships, limited liability companies, corporations or other business entities, provided that the resulting entity is a business development company under the 1940 Act. Approval of any agreement or applicable certificate of merger, reorganization, consolidation or conversion or certificate may be signed by a majority of the Board of Trustees or an authorized officer of the Company. In accordance with Section 3815(f) of the Statutory Trust Act, such approval and approval from the Board will effect an amendment to this Declaration of Trust and/or effect the adoption of a new declaration of trust of the Company or change the name of the Company if the Company is the surviving or resulting entity in the merger or consolidation.

Section 3.11 Special Meetings. A majority of the Independent Trustees or the Chief Executive Officer may call a special meeting of the Shareholders.

Section 3.12 Trust Only. It is the intention of the Trustees to create only the relationship of Trustee and beneficiary between the Trustees and each Shareholder from time to time. It is not the intention of the Trustees to create a general partnership, limited partnership, joint stock association, corporation, bailment or any form of legal relationship other than a Delaware statutory trust. Nothing in this Declaration of Trust shall be construed to make the Shareholders, either by themselves or with the Trustees, partners or members of a joint stock association.

Section 3.13 Trustee Action by Written Consent. Any action which may be taken by Trustees by vote may be taken without a meeting if that number of the Trustees, or members of a committee, as the case may be, required for approval of such action at a meeting of the Trustees or of such committee consent to the action in writing and the written consents are filed with the records of the meetings of Trustees. Such consent shall be treated for all purposes as a vote taken at a meeting of Trustees.

Section 3.14 Officers. The Trustees shall elect a Chief Executive Officer, a Secretary, a Chief Financial Officer and Principal Accounting Officer, a Chief Compliance Officer, and an Assistant Secretary, and may elect a Chairperson who shall serve at the pleasure of the Trustees or until their successors are elected. The Trustees may elect or appoint or may authorize the Chairperson, if any, or Chief Executive Officer to appoint such other officers or agents with such powers as the Trustees may deem to be advisable. A Chairperson shall, and the Chief Executive Officer, Secretary, Chief Financial Officer and Principal Accounting Officer may, but need not, be a Trustee. All officers shall owe to the Company and its Shareholders the same fiduciary duties (and only such fiduciary duties) as owed by officers of corporations to such corporations and their stockholders under the Delaware General Corporation Law, and any duties (including state law duties of loyalty and care) and liabilities with respect to matters arising under the federal securities laws.

Section 3.15 Principal Transactions. Except to the extent prohibited by applicable law, the Trustees may, on behalf of the Company, buy any securities from or sell any securities to, or lend any assets of the Company to, any Trustee or officer of the Company or any firm of which any such Trustee or officer is a member acting as principal, or have any such dealings with any Affiliate of the Company, investment adviser, investment sub-adviser, distributor or transfer agent for the Company or with any Interested Person of such Affiliate or other person; and the Company may employ any such Affiliate or other person, or firm or company in which such Affiliate or other person is an Interested Person, as broker, legal counsel, registrar, investment advisor, investment sub-advisor, distributor, transfer agent, dividend disbursing agent, custodian or in any other capacity upon customary terms.

Section 3.16 Subsidiaries. Without approval or vote by Shareholders, the Trustees may cause to be organized or assist in organizing one or more corporations, trusts, partnerships, associations or other organizations to take over all of the Company’s property or to carry on any business in which the Company shall directly or indirectly have any interest and to sell, convey, and transfer all or a portion of the Company’s property to any such corporation, trust, limited liability company, association or organization in exchange for the shares or securities thereof, or otherwise, and to lend money to, subscribe for the shares or securities of and enter into any contracts with any such corporation, trust, limited liability company, partnership, association or organization, or any corporation, partnership, trust, limited liability company, association or organization in which the Company holds or is about to acquire shares or any other interests.

Section 3.17 Delegation. The Trustees shall have the power to delegate from time to time to such of their number or to officers, employees or agents of the Company the doing of such things, including any matters set forth in this Declaration of Trust, and the execution of such instruments either in the name of the Company or the names of the Trustees or otherwise as the Trustees may deem expedient. The Trustees may designate one or more committees which shall have all or such lesser portion of the authority of the entire Board of Trustees as the Trustees shall determine from time to time except to the extent action by the entire Board of Trustees or particular Trustees is required by the 1940 Act.

ARTICLE IV

SHARES

Section 4.1 Authorized Shares. The beneficial interest in the Company shall at all times be divided into an unlimited number of Shares. The Shares of the Company shall initially consist of Common Shares, with such par value as may be authorized from time to time by the Trustees in their sole discretion without Shareholder approval. All Common Shares shall be fully paid and nonassessable when issued. Mandatory Assessments of Common Shares shall be prohibited. Any different classes or series shall be established and designated, and the variations in the relative rights and preferences as between the different classes shall be fixed and determined, by the Trustees without Shareholder approval. The Trustees may create a class of preferred shares (the “Preferred Shares”) which may be divided into one or more series of Preferred Shares and with such par value as may be authorized from time to time by the Trustees in their sole discretion without Shareholder approval. The Company is authorized to offer and issue an unlimited number of Common Shares and an unlimited number of Preferred Shares.

Section 4.2 Authorization by Board of Share Issuance. The Board of Trustees may authorize the issuance from time to time Shares of the Company of any class or series, whether now or hereafter authorized, or securities or rights convertible into Shares of any class or series, whether now or hereafter authorized, for such consideration as the Board may deem advisable (or without consideration in the case of a split of Shares or dividend), subject to such restrictions or limitations, if any, as may be set forth in this Declaration of Trust or the Bylaws.

Section 4.3 Classification or Reclassification by the Board. As contemplated by Section 4.1, the variations in the relative rights and preferences as between any classes of Common Shares and any potential Preferred Shares shall be fixed and determined by the Trustees; provided, that all Common Shares or Preferred Shares of the Company or of any series shall be identical to all other Common Shares or Preferred Shares of the Company or of the same series, as the case may be, except that, to the extent permitted by the 1940 Act, there may be variations between different classes as to allocation of expenses, rights of redemption, special and relative rights and preferences as to dividends and distributions and on liquidation, conversion rights, and conditions under which the several classes shall have separate voting rights. All of the outstanding Common Shares as of the date hereof issued to the sole initial shareholder shall be classified as Common Shares with such terms as set forth in the initial offering memorandum of the Company, as thereafter subsequently modified from time to time. Any class of Preferred Shares shall have such rights and preferences and priorities over the Common Shares as may be established by the terms thereof.

The following provisions shall be applicable to any division of Shares of the Company into one or more classes or series:

(a) All provisions herein relating to the Shares, or any class or series of Shares of the Company, including common and preferred shares, shall apply equally to each class of Shares of the Company or of any series of the Company, except as the context requires otherwise.

(b) The number of Shares of each class that may be issued shall be unlimited. The Trustees may classify or reclassify any Shares or any class of any Shares into one or more other classes that may be established and designated from time to time. The Company may purchase and hold Shares as treasury shares, reissue such treasury shares for such consideration and on such terms as the Trustees may determine, or cancel any Shares of any class acquired by the Company at the Trustees’ discretion from time to time.

(c) Liabilities, expenses, costs, charges and reserves related to the distribution of, and other identified expenses that should properly be allocated to, the Shares of a particular class or series within the class may be charged to and borne solely by such class or series, and the bearing of expenses solely by a class of shares or series may be appropriately reflected (in a manner determined by the Trustees) and cause differences in the Net Asset Value attributable to, and the dividend, redemption and liquidation rights of, the Shares of different classes or series. Each allocation of liabilities, expenses, costs, charges and reserves by the Trustees in their reasonable judgment shall be conclusive and binding upon the Shareholders of all classes for all purposes.

(d) The establishment and designation of any class or series of Shares shall be effective upon resolution by a majority of the Trustees, adopting a resolution which sets forth such establishment and designation and the relative rights and preferences of such class or series. Each such resolution shall be incorporated herein by reference upon adoption. The Trustees may, by resolution of a majority of the Trustees, abolish any class or series and the establishment and designation thereof. To the extent the provisions set forth in such resolution conflict with the provisions of this Declaration of Trust with respect to any such rights and privileges of the class or series of Shares, such resolutions shall control.

Section 4.4 Dividends and Distributions.

(a) Unless otherwise expressly provided in this Declaration of Trust, the holders of each class or series of Shares shall be entitled to dividends and distributions in such amounts and at such times as may be determined by the Board, and the dividends and distributions paid with respect to the various classes or series of Shares may vary among such classes or series. Expenses related to the distribution of, and other identified expenses that properly should be allocated to the shares of, a particular class or series may be appropriately reflected (in a manner determined by the Board, in its discretion) and cause a difference in the Net Asset Value attributable to, and the dividend, redemption and liquidation rights of, the shares of each such class or series of Shares.

(b) The Trustees may always retain from the net profits such amount as they may deem necessary to pay the debts or expenses of the Company or to meet obligations of the Company, or as they otherwise may deem desirable to use in the conduct of its affairs or to retain for future requirements or extensions of the business.

(c) From time to time and not less than quarterly, the Company shall review the Company’s accounts to determine whether cash distributions are appropriate. The Company shall, subject to authorization by the Board of Trustees, distribute to the Shareholders funds received by the Company that the Board of Trustees deems unnecessary to retain in the Company. The Board may authorize the Company to declare and pay to Shareholders such dividends or distributions, in cash or other assets of the Company or in Securities of the Company or from any other source, as the Board in its discretion shall determine. The Board shall endeavor to authorize the Company to declare and pay such dividends and distributions: (i) as shall be necessary for the Company to qualify as a “Regulated Investment Company” under the Code and a business development company under the 1940 Act, and (ii) to the extent that the Board deems it unnecessary for the Company to retain funds received by it; provided, however, that in each case Shareholders shall have no right to any dividend or distribution unless and until authorized by the Board and declared by the Company. Distributions pursuant to this Section 4.4 may be among the Shareholders of record of the applicable class or series of Shares at the time of declaring a distribution or among the Shareholders of record at such later date as the Trustees shall determine and specify. The exercise of the powers and rights of the Board pursuant to this Section 4.4 shall be subject to the provisions of any class or series of shares at the time outstanding. The receipt by any Person in whose name any shares are registered on the records of the Company or by his or her duly authorized agent shall be a sufficient discharge for all dividends or distributions payable or deliverable in respect of such shares and from all liability to see to the application thereof. Distributions in kind shall not be permitted, except for distributions of readily marketable Securities, distributions of cash from a liquidating trust established for the dissolution of the Company and the liquidation of its assets in accordance with the terms of this Declaration of Trust or distributions in which: (i) the Board advises each Shareholder of the risks associated with direct ownership of the property, (ii) the Board offers each Shareholder the election of receiving such in-kind distributions, and (iii) in-kind distributions are made only to those Shareholders that accept such offer.

(d) Inasmuch as the computation of net income and gains for Federal income tax purposes may vary from the computation thereof on the books, the above provisions shall be interpreted to give the Trustees the power in their discretion to distribute for any fiscal year as ordinary dividends and as capital gains distributions, respectively, additional amounts sufficient to enable the Company to avoid or reduce liability for taxes.

(e) If a declaration of dividends or distributions is made pursuant to this Section then, at any time prior to the related payment date, the Board may, in its sole discretion, rescind such declaration or change each of the record date and payment date to a later date or dates (in each case for a period of not greater than 180 days after each of the record date and payment date theretofore in effect and provided the payment date as so changed is not more than 60 days after the record date as so changed).

Section 4.5 Proportionate Rights. All shares of each particular class shall represent an equal proportionate interest in the assets attributable to the class (subject to the liabilities of that class), and each share of any particular class shall be equal to each other share of that class. The Board of Trustees may, from time to time, divide or combine the shares of any particular class into a greater or lesser number of shares of that class without thereby changing the proportionate interest in the assets attributable to that class or in any way affecting the rights of holders of shares of any other class.

Section 4.6 Distributions in Liquidation. Unless otherwise expressly provided in this Declaration of Trust, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of all classes of Shares of the Company shall be entitled, after payment or provision for payment of the debts and other liabilities of the Company (as such liability may affect one or more of the classes and series of Shares of the Company), to share ratably in the remaining net assets of the Company.

Section 4.7 Fractional Shares. The Company shall have authority to issue fractional shares. Any fractional Shares shall carry proportionately all of the rights of a whole share, including, without limitation, the right to vote and the right to receive dividends and other distributions.

Section 4.8 Declaration of Trust and Bylaws. All persons who shall acquire Shares in the Company shall acquire the same subject to the provisions of this Declaration of Trust and the Bylaws.

Section 4.9 Redemptions. Holders of Shares of the Company shall not be entitled to require the Company to repurchase or redeem Shares of the Company.

Section 4.10 Disclosure of Holding. The holders of Shares or other securities of the Company shall upon demand disclose to the Trustees in writing such information with respect to direct and indirect ownership of Shares or other securities of the Company as the Trustees deem necessary to comply with the provisions of the Code, the 1940 Act or other applicable laws or regulations, or to comply with the requirements of any other taxing or regulatory authority.

Section 4.11 Repurchase of Shares. The Trustees shall have the power to issue, sell, repurchase, redeem, retire, cancel, acquire, hold, resell, reissue, dispose of, transfer, and otherwise deal in, Shares, including Shares in fractional denominations, and, to apply to any such repurchase, redemption, retirement, cancellation or acquisition of Shares any funds or property. The Trustees may establish, from time to time, a program or programs by which the Company voluntarily repurchases Shares from the Shareholders; provided, however, that such repurchases do not impair the capital or operations of the Company.

Section 4.12 Power to Modify Foregoing Procedures. Notwithstanding any of the foregoing provisions of this Article V, the Trustees may prescribe, in their absolute discretion except as may be required by the 1940 Act, such other bases and times for determining the per share asset value of the Company’s Shares or net income, or the declaration and payment of dividends and distributions as they may deem necessary or desirable for any reason, including to enable the Company to comply with any provision of the 1940 Act, federal securities laws, state securities laws, or any securities exchange or association registered under the Securities Exchange Act of 1934, as amended, or any order of exemption issued by the SEC, all as in effect now or hereafter amended or modified.

Section 4.13 ERISA Restrictions. Notwithstanding any other provision herein, if and to the extent that any class of Shares do not constitute Publicly Offered Securities, in order to avoid the possibility that the underlying assets of the Company could be treated as plan assets of any shareholder that is a Benefit Plan Investor pursuant to ERISA or the Plan Asset Regulations, the Company, at the direction of the Board of Trustees or any duly-authorized committee of the Board, or, if authorized by the Board, any officer of the Company or the Adviser on behalf of the Company, shall have the power to (1) require any Person proposing to acquire Shares to furnish such information as may be necessary to determine whether such person is (i) a Benefit Plan Investor, or (ii) an ERISA Controlling Person, (2) exclude any shareholder or potential shareholder from purchasing our Common Shares, (3) prohibit any repurchase of Shares to any Person, and (4) repurchase any or all outstanding Shares held by a Shareholder for such price and on such other terms and conditions as may be determined by or at the direction of the Board.

ARTICLE V

AMENDMENTS; CERTAIN EXTRAORDINARY ACTIONS

Section 5.1 Amendments Generally. Subject to Section 5.2, the Board of Trustees reserves the right, without any vote of Shareholders, from time to time to make any amendment to this Declaration of Trust, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in this Declaration of Trust, of any outstanding Shares, provided, however, that if any amendment or new addition to this Declaration of Trust adversely affects the rights of Shareholders, such amendment or addition must be approved by the holders of more than fifty percent (50%) of the outstanding Shares of the Company entitled to vote thereon. All rights and powers conferred by this Declaration of Trust on Shareholders, Trustees and officers are granted subject to this reservation.

Section 5.2 Approval of Certain Declaration of Trust Amendments. The affirmative vote of the Shareholders entitled to cast at least a majority of all Shares of the Company entitled to vote on the matter shall be necessary to effect:

(a) Any amendment to this Declaration of Trust to make the Common Shares a “redeemable security” or to convert the Company, whether by merger or otherwise, from a “closed-end company” to an “open-end company” (as such terms are defined in the 1940 Act), except that if the Company’s Shares are not Covered Securities, the affirmative vote of more than fifty percent (50%) of the outstanding Shares of the Company entitled to vote on the matter shall be necessary to effect such amendment or addition; and

(b) Any amendment to Section 3.3, Section 3.9, Section 5.1 or this Section 5.2.

Notwithstanding anything to the contrary in this section, if the Board of Trustees approves a proposal or amendment pursuant to this Section 5.2 by a vote of at least two-thirds of such Board of Trustees, then only the affirmative vote of the holders of more than fifty percent (50%) of the outstanding Shares of the Company entitled to vote thereon shall be required to approve such matter.

Section 5.3 Approval of Certain Amendments to Bylaws. The Board of Trustees shall have the exclusive power to adopt, alter or repeal any provision of the Bylaws and to make new Bylaws.

Section 5.4. Amendments in Connection with an Exchange Listing. In connection with the occurrence of a Listing of any class of the Company’s Shares, notwithstanding anything herein to the contrary, the Board of Trustees may, without the approval or vote of the Shareholders, amend or supplement this Declaration in any manner, including, without limitation to reclassify the Board of Trustees, to permit annual meetings of Shareholders, to impose advance notice provisions for the bringing of Shareholder nominations or proposals, to impose super-majority approval for certain types of transactions and to otherwise add or modify provisions that may be deemed adverse to Shareholders, including those provisions of this Article VI.

Section 5.5. Amendments in Connection with Omnibus Guidelines or State Securities Regulators. Notwithstanding any other provisions of this Declaration of Trust or the Bylaws to the contrary, the Board of Trustee’s may, without the approval or vote of the Shareholders, amend or otherwise supplement this Declaration of Trust for the purpose of complying or conforming this Declaration of Trust as necessary to satisfy any Omnibus Guidelines or the statutes, rules, regulations or requests of any state securities regulator, or as otherwise necessary for the Company to publicly offer Shares in any state as determined by the Board of Trustees in good faith.

Section 5.6 Execution of Amendments. Upon obtaining such approvals required by this Declaration of Trust and the Bylaws and without further action or execution by any other Person, including any Shareholder, (i) any amendment to this Declaration of Trust may be implemented and reflected in a writing executed solely by the requisite members of the Board of Trustees, and (ii) the Shareholders shall be deemed a party to and bound by such amendment of this Declaration of Trust.

ARTICLE VI

LIMITATION OF LIABILITY; INDEMNIFICATION AND

ADVANCE OF EXPENSES

Section 6.1 Limitation of Shareholder Liability. Shareholders shall be entitled to the same limited liability extended to Shareholders of private Delaware for profit corporations formed under the DGCL. No Shareholder shall be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to the Company by reason of being a Shareholder, nor shall any Shareholder be subject to any personal liability whatsoever, in tort, contract or otherwise, to any Person in connection with the Company’s assets or the affairs of the Company by reason of being a Shareholder.

Section 6.2 Limitation of Trustee and Officer Liability. To the fullest extent permitted by Delaware law, subject to any limitation set forth under the federal securities laws, or in this Article VII, no Trustee or officer of the Company shall be liable to the Company or its Shareholders for money damages. Neither the amendment nor repeal of this Section 6.2, nor the adoption or amendment of any other provision of this Declaration of Trust or Bylaws inconsistent with this Section 6.2, shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act that occurred prior to such amendment, repeal or adoption.

Section 6.3 Indemnification.

(a) Each Person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a “proceeding”), by reason of the fact:

(i) that he or she is or was a Trustee, officer, employee, or agent of the Company, or

(ii) that he or she, being at the time a Trustee, officer, employee or agent of the Company, is or was serving at the request of the Company as a director, trustee, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (collectively, “another enterprise” or “other enterprise”), whether either in case (i) or in case (ii) the basis of such proceeding is alleged action or inaction (x) in an official capacity as a Trustee, officer, employee, or agent of the Company, or as a director, trustee, officer, employee or agent of such other enterprise, or (y) in any other capacity related to the Company or such other enterprise while so serving as a director, trustee, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent not prohibited by Delaware law and subject to paragraphs (b) and (c) below, from and against all liability, loss, judgments, penalties, fines, settlements, and reasonable expenses (including, without limitation, attorneys’ fees and amounts paid in settlement and including costs of enforcement of enforcement of rights under this Section) (collectively, “Liability and Losses”) actually incurred or suffered by such Person in connection therewith. The Persons indemnified hereunder are hereinafter referred to as “Indemnitees.” Such indemnification as to such alleged action or inaction shall continue as to an Indemnitee who has after such alleged action or inaction ceased to be a Trustee, officer, employee, or agent of the Company, or director, officer, employee or agent of another enterprise; and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators. The right to indemnification conferred under this Article VII: (A) shall be a contract right; (B) shall not be affected adversely as to any Indemnitee by any amendment or repeal of this Declaration of Trust with respect to any action or inaction occurring prior to such amendment or repeal; and (C) shall vest immediately upon election or appointment of such Indemnitee.

(b) Notwithstanding anything to the contrary herein, the Company shall not provide any indemnification of an Indemnitee pursuant to paragraph (a) above, unless all of the following conditions are met:

(i) The Indemnitee has determined, in good faith, that any course of conduct of such Indemnitee giving rise to the Liability and Losses was in the best interests of the Company.

(ii) The Indemnitee was acting on behalf of or performing services for the Company.

(iii) Such Liability and Losses were not the result of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of the Indemnitee to the Company in the case that the Indemnitee is a Trustee, officer, employee, or agent of the Company.

(iv) Such indemnification is recoverable only out of the net assets of the Company and not from the Shareholders.

(c) Notwithstanding anything to the contrary herein, the Company shall not provide any indemnification of an Indemnitee pursuant to paragraph (a) above for any Liability and Losses arising from or out of any alleged violation of federal or state securities laws by such Indemnitee unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the Indemnitee, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the Indemnitee or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.

Section 6.4 Payment of Expenses. The Company shall pay or reimburse reasonable legal expenses and other costs incurred by an Indemnitee in advance of final disposition of a proceeding if all of the following are satisfied: (i) the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Company, (ii) the Indemnitee provides the Company with written affirmation of the Indemnitee’s good faith belief that the Indemnitee has met the standard of conduct necessary for indemnification by the Company as authorized by Section 6.3 hereof, (iii) the legal proceeding was initiated by a third party who is not a Shareholder or, if by a Shareholder of the Company acting in his or her capacity as such, a court of competent jurisdiction approves such advancement, and (iv) the Indemnitee provides the Company with a written agreement to repay the amount paid or reimbursed by the Company, together with the applicable legal rate of interest thereon, if it is ultimately determined by final, non-appealable decision of a court of competent jurisdiction, that the Indemnitee is not entitled to indemnification.

Section 6.5 Limitations to Indemnification. The provisions of this Article VII shall be subject to the limitations of the 1940 Act.

Section 6.6 Express Exculpatory Clauses in Instruments. Neither the Shareholders nor the Trustees, officers, employees or agents of the Company shall be liable under any written instrument creating an obligation of the Company by reason of their being Shareholders, Trustees, officers, employees or agents of the Company, and all Persons shall look solely to the

Company’s net assets for the payment of any claim under or for the performance of that instrument. The omission of the foregoing exculpatory language from any instrument shall not affect the validity or enforceability of such instrument and shall not render any Shareholder, Trustee, officer, employee or agent liable thereunder to any third party, nor shall the Trustees or any officer, employee or agent of the Company be liable to anyone as a result of such omission.

Section 6.7 Non-exclusivity. The indemnification and advancement of expenses provided or authorized by this Article VII shall not be deemed exclusive of any other rights, by indemnification or otherwise, to which any Indemnitee may be entitled under the Bylaws, a resolution of Shareholders or Trustees, an agreement or otherwise.

Section 6.8 No Bond Required of Trustees. No Trustee shall, as such, be obligated to give any bond or other security for the performance of any of his duties hereunder.

Section 6.9 No Duty of Investigation; No Notice in Trust Instruments, etc. No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Company shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Company, and every other act or thing whatsoever executed in connection with the Company shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration of Trust or in their capacity as officers, employees or agents of the Company. The Trustees may maintain insurance for the protection of the Company’s property, the Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible tort liability, and such other insurance as the Trustees in their sole judgment shall deem advisable or is required by the 1940 Act.

Section 6.10 Reliance on Experts, etc. Each Trustee and officer or employee of the Company shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Company, upon an opinion of counsel, or upon reports made to the Company by any of the Company’s officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Company, regardless of whether such counsel or expert may also be a Trustee.

ARTICLE VII

ADVISER, ADMINISTRATOR AND CUSTODIAN; DISTRIBUTION

ARRANGEMENTS

Section 7.1 Supervision of Adviser and Administrator.

(a) Subject to the requirements of the 1940 Act, the Board of Trustees may exercise broad discretion in allowing the Adviser and, if applicable, an Administrator, to administer and regulate the operations of the Company, to act as agent for the Company, to execute documents on behalf of the Company and to make executive decisions that conform to general policies and principles established by the Board.

(b) The Board of Trustees is responsible for determining that compensation paid to the Adviser is reasonable in relation to the nature and quality of services performed and the investment performance of the Company and that the provisions of the Advisory Agreement are being carried out. The Board may consider all factors that they deem relevant in making these determinations. So long as the Company is a business development company under the 1940 Act, compensation to the Adviser shall be considered presumptively reasonable if the incentive fee is limited to the participation in net gains allowed by the Advisers Act.

Section 7.2 Fiduciary Obligations of Adviser. The Advisory Agreement shall provide that the Adviser has a fiduciary responsibility for the safekeeping and use of all funds and assets of the Company, whether or not in the Adviser’s immediate possession or control, and that the Adviser shall not employ, or permit another to employ, such funds or assets in any manner except for the exclusive benefit of the Company. The Company shall not permit any Shareholder to contract away any fiduciary obligation owed by the Adviser under common law.

Section 7.3 Experience of Adviser. The Board of Trustees shall determine the sufficiency and adequacy of the relevant experience and qualifications for the officers of the Company given the business objective of the Company. The Board shall determine whether any Adviser possesses sufficient qualifications to perform the advisory function for the Company and whether the compensation provided for in its contract with the Company is justified.

Section 7.4 Organization and Offering Expenses Limitation. Unless otherwise provided in any resolution adopted by the Board of Trustees, the Company shall reimburse the Adviser and its Affiliates for Organization and Offering Expenses incurred by the Adviser or its Affiliates; provided, however, that the total amount of all Organization and Offering Expenses shall be reasonable, as determined by the Board.

Section 7.5 Acquisition Fees. The Company may pay the Adviser and/or its Affiliates fees for the review and evaluation of potential investments; provided, however, that the Board of Trustees shall conclude that the total of all Acquisition Fees and Acquisition Expenses shall be reasonable.

Section 7.6 Reimbursement of Administrator. In the event the Company executes an agreement for the provision of administrative services, the Company may reimburse the Administrator, at the end of each fiscal quarter, for all expenses of the Company incurred by the Administrator as well as the actual cost of goods and services used for or by the Company and obtained from entities not Affiliated with the Company. Notwithstanding any other provision in this Declaration of Trust, the Administrator may be reimbursed for the administrative services necessary for the prudent operation of the Company performed by it on behalf of the Company; provided, however, the reimbursement shall be an amount equal to the lower of the Administrator’s actual cost or the amount the Company would be required to pay third parties for the provision of comparable administrative services in the same geographic location; and provided, further, that such costs are reasonably allocated to the Company on the basis of assets, revenues, time records or other method conforming with generally accepted accounting principles. Except as otherwise provided herein, no reimbursement shall be permitted for services for which the Administrator is entitled to compensation by way of a separate fee.

Section 7.7 Custodians

(a) The Trustees may employ a custodian or custodians meeting the qualifications for custodians for portfolio securities of investment companies contained in the 1940 Act, as custodian with respect to the assets of the Company. Any custodian shall have authority as agent of the Company as determined by the custodian agreement or agreements, but subject to such restrictions, limitations and other requirements, if any, as may be contained in the Bylaws of the Company and the 1940 Act, including without limitation authority:

(i) to hold the securities owned by the Company and deliver the same upon written order;

(ii) to receive any receipt for any moneys due to the Company and deposit the same in its own banking department (if a bank) or elsewhere as the Trustees may direct;

(iii) to disburse such funds upon orders or vouchers;

(iv) if authorized by the Trustees, to keep the books and accounts of the Company and furnish clerical and accounting services; and

(v) if authorized to do so by the Trustees, to compute the net income or Net Asset Value of the Company; all upon such basis of compensation as may be agreed upon between the Trustees and the custodian.

The Trustees may also authorize each custodian to employ one or more sub-custodians from time to time to perform such of the acts and services of the custodian and upon such terms and conditions, as may be agreed upon between the custodian and such sub-custodian and approved by the Trustees, provided that in every case such sub-custodian shall meet the qualifications for custodians contained in the 1940 Act.

(b) Subject to such rules, regulations and orders as the SEC may adopt, the Trustees may direct the custodian to deposit all or any part of the securities owned by the Company in a system for the central handling of securities established by a national securities exchange or a national securities association registered with the SEC under the Securities Exchange Act of 1934, as amended, or such other Person as may be permitted by the SEC, or otherwise in accordance with the 1940 Act, pursuant to which system all securities of any particular class of any issuer deposited within the system are treated as fungible and may be transferred or pledged by bookkeeping entry without physical delivery of such securities, provided that all such deposits shall be subject to withdrawal only upon the order of the Company.

Section 7.8 Distribution Arrangements. Subject to compliance with the 1940 Act, the Trustees may retain underwriters, distributors and/or placement agents to sell Shares and other securities of the Company. The Trustees may in their discretion from time to time enter into one or more contracts, providing for the sale of securities of the Company, whereby the Company may either agree to sell such securities to the other party to the contract or appoint such other party its sales agent for such securities. In either case, the contract shall be on such terms and conditions as the Trustees may in their discretion determine not inconsistent with the provisions of this Article VIII or the Bylaws; and such contract may also provide for the repurchase or sale of securities of the Company by such other party as principal or as agent of the Company and may provide that such other party may enter into selected dealer agreements and servicing and similar agreements to further the purposes of the distribution or repurchase of the securities of the Company.

ARTICLE VIII

INVESTMENT OBJECTIVES AND LIMITATIONS

Section 8.1 Investment Objective. The Company’s investment objective is to produce attractive, risk-adjusted returns in the form of current income and long-term capital appreciation. The Trustees shall have power with respect to the Company to manage, conduct, operate and carry on the business of a business development company. The Independent Trustees shall review the investment policies of the Company with sufficient frequency (not less often than annually) to determine that the policies being followed by the Company are in the best interests of its Shareholders. Each such determination and the basis therefor shall be set forth in the minutes of the meetings of the Board of Trustees.

Section 8.2 Investments, Generally. All transactions entered into by the Company shall be consistent with the investment permissions and limitations as established for business development companies under the 1940 Act, including any applicable exemptive orders that have been or may be issued in the future by the SEC.

Section 8.3 Borrowing Money or Utilizing Leverage. The Trustees shall have the power to cause the Company to borrow money or otherwise obtain credit or utilize leverage to the maximum extent permitted by law or regulation as such may be needed from time to time and to secure the same by mortgaging, pledging or otherwise subjecting as security the assets of the Company, including the lending of portfolio securities, and to endorse, guarantee, or undertake the performance of any obligation, contract or engagement of any other person, firm, association or corporation. In addition and notwithstanding any other provision of this Declaration of Trust, the Company is hereby authorized to borrow funds, incur indebtedness and guarantee obligations of any Person, and in connection therewith, to the fullest extent permitted by law, the Trustees, on behalf of the Company, are hereby authorized to pledge, hypothecate, mortgage, assign, transfer or grant security interests in or other liens on (i) the Shareholders’ subscription agreements and the Shareholders’ obligations to subscribe thereunder and hereunder, and (ii) any other assets, rights or remedies of the Company or of the Trustees hereunder or under the subscription agreements, including without limitation, the right to exercise remedies upon a default by a Shareholder in the payment of its subscriptions and other payments, subject to the terms hereof and thereof. Notwithstanding any provision in this Declaration of Trust, (i) the Company may borrow funds, incur indebtedness and enter into guarantees together with one or more Persons on a joint and several basis or on any other basis that the Board of Trustees, in its sole discretion, determines is fair and reasonable to the Company, and (ii) in connection with any borrowing, indebtedness or guarantee by the Company, all subscriptions shall be payable to the account of the Company designated by the Board of Trustees, which may be pledged to any lender or other credit party of the Company. All rights granted to a lender pursuant to this Section 8.3 shall apply to its agents and its successors and permitted assigns.

Section 8.4 Other Agreements. Consistent with applicable law (including the 1940 Act), the Company, the Adviser and/or Affiliates of the Adviser may negotiate agreements (“Side Letters”) with certain Shareholders that will result in different investment terms than the terms applicable to other Shareholders and that may have the effect of establishing rights under, or altering or supplementing the terms of, this Declaration of Trust or disclosure contained in any offering document of the Shares. As a result of such Side Letters, certain Shareholders may receive additional benefits which other Shareholders will not receive. Unless agreed otherwise in the Side Letter, in general, the Company, the Adviser and Affiliates of the Adviser will not be required to notify any or all of the other Shareholders of any such Side Letters or any of the rights and/or terms or provisions thereof, nor will the Company, the Adviser or Affiliates of the Adviser be required to offer such additional and/or different rights and/or terms to any or all of the other Shareholders. The Company, the Adviser and/or Affiliates of the Adviser may enter into such Side Letters with any Shareholder as each may determine in its sole discretion at any time. The other Shareholders will have no recourse against the Company, the Trustees, the Adviser and/or any of their Affiliates in the event certain investors receive additional and/or different rights and/or terms as a result of Side Letters. Any such exceptions or departures contained in any Side Letter with a Shareholder shall govern with respect to such Shareholder notwithstanding the provisions of the Declaration of Trust (including with respect to amendments to this Declaration of Trust) or any applicable subscription agreements.

ARTICLE IX

DURATION OF THE COMPANY

Section 9.1 Duration of the Company. The Company shall continue perpetually unless terminated pursuant to the provisions contained herein or pursuant to any applicable provision of the Statutory Trust Act.

Section 9.2 Dissolution by the Trustees. The Company may be dissolved at any time upon affirmative vote by a majority of the Trustees. Shareholders of the Company shall not be entitled to vote on the dissolution or plan of liquidation of the Trust under this Article XIII except to the extent required by the 1940 Act.

Section 9.3 Dissolution by Shareholder Vote. The Company may be dissolved at any time, without the necessity for concurrence by the Board, upon affirmative vote by the holders of more than fifty percent (50%) of the outstanding Shares entitled to vote on the matter.

Section 9.4 Liquidation. Upon dissolution of the Company, the Board of Trustees shall cause the Company to liquidate and wind-up in a manner consistent with Section 3808 of the Statutory Trust Act, including the distribution to the Shareholders of any assets of the Company. Upon dissolution and the completion of the winding up of the affairs of the Company, the Company shall be terminated by the executing and filing with the Secretary of State of the State of Delaware by one or more Trustees of a certificate of cancellation of the certificate of trust of the Company.

ARTICLE X

MISCELLANEOUS

Section 10.1 Construction and Governing Law.

(a) This Declaration of Trust and the Bylaws, in combination, shall constitute the governing instrument of the Company, however to the extent that any provision of the Bylaws conflicts with this Declaration of Trust, the terms of this Declaration of Trust shall control. This Declaration of Trust and the Bylaws, and the rights and obligations of the Trustees and Shareholders hereunder, shall be governed by and construed and enforced in accordance with the Statutory Trust Act and the laws of the State of Delaware.

(b) reserved

(c) To the fullest extent permitted by law, the Shareholders and the Trustees of the Company shall be deemed to have waived any non-mandatory rights of beneficial owners or trustees under the Statutory Trust Act or general trust law; and that the Company, the Shareholders, and the Trustees shall not be subject to any applicable provisions of law pertaining to trusts that, in a manner inconsistent with the express terms of this Declaration of Trust or Bylaws, relate to or regulate (i) the filing with any court or governmental body or agency of trustee accounts or schedules of trustee fees and charges, (ii) affirmative requirements to post bonds for trustees, officers, agents or employees of a trust, (iii) the necessity for obtaining court or other governmental approval concerning the acquisition, holding or disposition of real or personal property, (iv) fees or other sums payable to trustees, officers, agents or employees of a trust, (v) the allocation of receipts and expenditures to income or principal, (vi) restrictions or limitations on the permissible nature, amount or concentration of trust investments or requirements relating to the titling, storage or other manner of holding or investing trust assets, or (vii) the establishment of fiduciary or other standards or responsibilities or limitations on the acts or powers of trustees, which are inconsistent with the limitations or liabilities or authorities and powers of Trustees as set forth or referenced in this Declaration of Trust, except as to duties (including state law duties of loyalty and care) and liabilities with respect to matters arising under the federal securities laws.

(d) Sections 3540 and 3561 of Title 12 of the Statutory Trust Act shall not apply to the Company.

Section 14.2 Conflicts of Law. To the extent that any provision of the Statutory Trust Act or any provision of this Declaration of Trust or Bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act shall control; provided, however, that such conflict shall not affect any of the remaining provisions of this Declaration of Trust or the Bylaws or render invalid or improper any action taken or omitted prior to such determination. If any provision of this Declaration of Trust or the Bylaws shall be held invalid or unenforceable in any, the invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

Section 10.3 Derivative Actions.

(a) No person, other than a Trustee, who is not a Shareholder shall be entitled to bring any derivative action, suit or other proceeding on behalf of the Company.

(b) In addition to the requirements set forth in Section 3816 of the Statutory Trust Act, a Shareholder may bring a derivative action on behalf of the Company only if the following conditions are met: (i) a demand on the Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Trustees, or a majority of any committee established to consider the merits of such action, is composed of Trustees who are not “independent trustees” (as that term is defined in the Statutory Trust Act); and (ii) unless a demand is not required under clause (i) of this paragraph, the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim; and the Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request.

Section 10.4 Direct Actions. To the fullest extent permitted by Delaware law, the Shareholders’ right to bring direct actions against the Company and/or its Trustees is eliminated, except for a direct action to enforce an individual Shareholder right to vote or a direct action to enforce an individual Shareholder’s rights under Sections 3805(e) or 3819 of the Statutory Trust Act. To the extent such right cannot be eliminated to this extent as a matter of Delaware law, then the conditions required for the bringing of a derivative action pursuant to Section 10.3 of this Declaration of Trust and Section 3816 of the Statutory Trust Act shall be equally applicable to bringing a direct action. This section does not apply to claims arising under the federal securities laws.

Section 10.5 Exclusive Delaware Jurisdiction. Each Trustee, each officer, each Shareholder and each Person beneficially owning an interest in a share of the Company (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise), to the fullest extent permitted by law, including Section 3804(e) of the Statutory Trust Act, (i) irrevocably agrees that any claims, suits, actions or proceedings arising out of or relating in any way to the Company or its business and affairs, the Statutory Trust Act, this Declaration of Trust or the Bylaws or asserting a claim governed by the internal affairs (or similar) doctrine (including, without limitation, any claims, suits, actions or proceedings to interpret, apply or enforce (A) the provisions of this Declaration of Trust or the Bylaws, or (B) the duties (including fiduciary duties), obligations or liabilities of the Company to the Shareholders or the Trustees, or of officers or the Trustees to the Company, to the Shareholders or each other, or (C) the rights or powers of, or restrictions on, the Company, the officers, the Trustees or the Shareholders, or (D) any provision of the Statutory Trust Act or other laws of the State of Delaware pertaining to trusts made applicable to the Company pursuant to Section 3809 of the Statutory Trust Act, or (E) any other instrument, document, agreement or certificate contemplated by any provision of the Statutory Trust Act, this Declaration of Trust or the Bylaws relating in any way to the Company (regardless, in every case, of whether such claims, suits, actions or proceedings (x) sound in contract, tort, fraud or otherwise, (y) are based on common law, statutory, equitable, legal or other grounds, or (z) are derivative or direct claims)), shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, (ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding, (iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper, (iv) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such service shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (iv) hereof shall affect or limit any right to serve process in any other manner permitted by law, and (v) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding. In the event that any claim, suit, action or proceeding is commenced outside of the Court of Chancery of the State of Delaware in contravention of this Section 10.5, all reasonable and documented out of pocket fees, costs and expenses, including reasonable attorneys’ fees and court costs, incurred by the prevailing party in such claim, suit, action or proceeding shall be reimbursed by the non-prevailing party. Nothing in this Section 10.5 will apply to any claims, suits, actions or proceedings asserting a claim brought under federal securities laws or under the Kansas Uniform Securities Act.

Section 10.6 Agreement to be Bound. EVERY PERSON, BY VIRTUE OF HAVING BECOME A SHAREHOLDER IN ACCORDANCE WITH THE TERMS OF THIS DECLARATION OF TRUST AND THE BYLAWS, AS AMENDED FROM TIME TO TIME, SHALL BE DEEMED TO HAVE EXPRESSLY ASSENTED AND AGREED TO THE TERMS OF, AND SHALL BE BOUND BY, THIS DECLARATION OF TRUST AND THE BYLAWS.

Section 10.7 Delivery by Electronic Transmission or Otherwise; Virtual Meetings. Any notice, proxy, vote, consent, report, instrument or writing of any kind or any signature referenced in, or contemplated by, this Declaration of Trust or the Bylaws may, in the sole discretion of the Trustees, be given, granted or otherwise delivered by electronic transmission (within the meaning of the Statutory Trust Act), including via the internet, or in any other manner permitted by applicable law. In furtherance thereof, any meetings of the Trustees or Shareholders may be held by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at the meeting; provided, however, this Section 10.7 does not apply to any action of the Trustees pursuant to, and in accordance with, the 1940 Act and any rule, order or guidance thereunder, that requires the vote of the Trustees to be cast in person at a meeting.

IN WITNESS WHEREOF, the undersigned have caused this Declaration to be executed as of the day and year first above written.

Michael Patterson, as Trustee

Colbert Cannon, as Trustee

Randall Lauer, as Trustee

Robin Melvin, as Trustee

Donna Milia, as Trustee

Robert Van Dore, as Trustee

Grishma Parekh, as Trustee